SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	November	2008
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

Document Index

Documents

1.	Quarter 3 2008 Interim Unaudited Consolidated Financial Statements and Notes.

2.	Quarter 3 2008 Management's Discussion and Analysis of Results of Operations and Financial Condition.

3.	Canadian Form 52-109F2 Certification of Interim Filings – CEO.

4.	Canadian Form 52-109F2 Certification of Interim Filings – CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No.  333-122635) and on October 26, 2005 (File No.  333-129248).

Document 1

Quarter 3 2008
Interim Unaudited
Consolidated Financial Statements
and Notes

November 11, 2008

Interim Consolidated Financial Statements
Quarter 3 2008

Consolidated Statement of Operations

		Three Months Ended		Nine Months Ended
Unaudited		September 30		September 30
(Canadian dollars in millions except per share figures)		2008	2007*	2008	2007*

Operating revenues
Passenger		$2,766	$2,660	$7,531	$7,148
Cargo		139	132	402	407
Other		170	230	651	751
		3,075	3,022	8,584	8,306

Operating expenses
Wages, salaries and benefits		479	558	1,462	1,882
Aircraft fuel		1,064	716	2,627	1,938
Aircraft rent		67	66	199	261
Airport and navigation fees		275	284	771	783
Aircraft maintenance		127	85	502	348
Communications and information technology		69	71	214	216
Food, beverages and supplies		86	88	244	252
Depreciation, amortization and obsolescence		174	147	514	442
Commissions		54	54	154	164
Capacity purchase with Jazz	Note 13	243	234	711	310
Special charge for labour restructuring		-	-	-	15
Other		332	379	1,110	1,288
		2,970	2,682	8,508	7,899

Operating income before under-noted item		105	340	76	407

Provision for cargo investigations	Note 11	-	-	(125)	-

Operating income (loss)		105	340	(49)	407

Non-operating income (expense)
Interest income		19	25	67	86
Interest expense		(87)	(96)	(270)	(315)
Interest capitalized		6	24	31	88
Gain on assets	Note 1	-	2	961	27
Gain (loss) on financial instruments recorded at fair value	Note 5	(93)	(2)	60	26
Equity and other investment income (loss)	Note 1	(19)	27	(2)	54
Other		(1)	(7)	(2)	(8)
		(175)	(27)	845	(42)

Income (loss) before the following items		(70)	313	796	365

Non-controlling interest		30	(69)	62	(148)
Foreign exchange gain (loss)		(87)	104	(128)	295
Provision for income taxes	Note 6
Current		(1)	(10)	(2)	(16)
Future		(7)	(114)	(215)	(226)
Income (Loss) for the period		$(135)	$224	$513	$270

Income (Loss) per share
Basic		$(3.86)	$2.17	$10.26	$2.61
Diluted		$(3.86)	$1.84	$7.43	$2.48

The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007, May 24, 2007, and October 16, 2007, the results and financial position of Aeroplan, Jazz and ACTS Aero, respectively, are not consolidated with ACE (Note 1).

Interim Consolidated Financial Statements
Quarter 3 2008

Consolidated Statement of Financial Position

Unaudited		September 30	December 31
(Canadian dollars in millions)		2008	2007

ASSETS
Current
Cash and cash equivalents		$1,321	$2,300
Short-term investments		617	839
		1,938	3,139

Restricted cash		82	124
Accounts receivable		986	793
Aircraft fuel inventory		94	98
Fuel derivatives	Note 5	12	68
Prepaid expenses and other current assets		134	182
Future income taxes	Note 6	-	200
		3,246	4,604

Property and equipment	Note 2	7,463	7,925
Intangible assets		669	647
Deposits and other assets	Note 5	548	578
		$11,926	$13,754

LIABILITIES
Current
Accounts payable and accrued liabilities		$1,391	$1,249
Advance ticket sales		1,452	1,300
Current portion of long-term debt and capital leases		408	686
		3,251	3,235

Long-term debt and capital leases	Note 2	4,245	4,006
Convertible preferred shares		200	182
Future income taxes	Note 6	50	50
Pension and other benefit liabilities		1,460	1,824
Other long-term liabilities		367	483
		9,573	9,780

Non-controlling interest		695	757

SHAREHOLDERS’ EQUITY	Note 7
Share capital and other equity		307	450
Contributed surplus		164	504
Retained earnings		1,233	2,209
Accumulated other comprehensive income (loss)		(46)	54
		1,658	3,217
		$11,926	$13,754

The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007, May 24, 2007, and October 16, 2007, the results and financial position of Aeroplan, Jazz and ACTS Aero, respectively, are not consolidated with ACE (Note 1).

Interim Consolidated Financial Statements
Quarter 3 2008

Consolidated Statement of Changes in Shareholders’ Equity

		Nine Months	Year	Nine Months
		Ended	Ended	Ended
Unaudited		September 30	December 31	September 30
(Canadian dollars in millions)		2008	2007*	2007*

Share capital
Common shares, beginning of period		$243	$533	$533
Repurchase and cancellation of common shares	Note 7	(180)	-	-
Distributions of Aeroplan units	Note 1	-	(306)	(354)
Distributions of Jazz units	Note 1	-	(70)	(72)
Issue of shares through stock options exercised		37	86	22
Total share capital		100	243	129
Other equity
Convertible preferred shares		117	117	117
Convertible senior notes	Note 2	90	90	92
Total share capital and other equity		307	450	338

Contributed surplus
Balance, beginning of period		504	25	25
Repurchase and cancellation of common shares	Note 7	(329)	-	-
Fair value of stock options recognized as
compensation expense		(4)	25	12
Fair value of exercised stock options to share capital		(7)	(29)	-
Aeroplan negative investment	Note 1	-	483	483
Total contributed surplus		164	504	520

Retained earnings
Balance, beginning of period		2,209	810	810
Repurchase and cancellation of common shares	Note 7	(1,489)	-	-
Cumulative effect of adopting new accounting policies		-	5	5
Repair schemes and Non-compete agreement		-	(4)	-
		720	811	815
Net income for the period		513	1,398	270
Total retained earnings		1,233	2,209	1,085

Accumulated other comprehensive income (loss)
Balance, beginning of period		54	-	-
Cumulative effect of adopting new accounting policies		-	(7)	(7)
Other comprehensive income (loss)		(100)	61	2
Total accumulated other comprehensive income (loss)		(46)	54	(5)
Total retained earnings and accumulated other
comprehensive income		1,187	2,263	1,083
Total shareholders’ equity		$1,658	$3,217	$1,938

The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007, May 24, 2007, and October 16, 2007, the results and financial position of Aeroplan, Jazz and ACTS Aero, respectively, are not consolidated with ACE (Note 1).

Interim Consolidated Financial Statements
Quarter 3 2008

Consolidated Statement of Comprehensive Income

		Three Months Ended		Nine Months Ended
Unaudited		September 30		September 30
(Canadian dollars in millions)		2008	2007*	2008	2007*

Comprehensive income
Net income (loss) for the period		$(135)	$224	$513	$270
Other comprehensive income (loss), net of taxes:	Note 5
Net change in unrealized loss on US Airways securities		-	-	-	(8)
Reclassification of realized gains on US Airways securities
to income		-	(4)	-	(11)
Net change in unrealized gain on Jazz Air Income Fund		-	-	65	-
Reclassification of net realized gains on Jazz Air Income
Fund to income		-	-	(65)	-
Net change in unrealized gain on Aeroplan Income Fund		-	-	331	-
Reclassification of net realized gains on Aeroplan Income
Fund to income		-	-	(331)	-
Net (loss) gains on fuel derivatives under hedge accounting		(244)	11	29	25
Reclassification of net realized (gains) losses on fuel
derivatives to income		(44)	(3)	(129)	7
Unrealized loss on translation of self-sustaining operation
(net of nil tax)		-	(4)	-	(11)
		(288)	-	(100)	2
Total comprehensive income (loss)		$(423)	$224	$413	$272

The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007, May 24, 2007, and October 16, 2007, the results and financial position of Aeroplan, Jazz and ACTS Aero, respectively, are not consolidated with ACE (Note 1).

Interim Consolidated Financial Statements
Quarter 3 2008

Consolidated Statement of Cash Flows

		Three Months Ended		Nine Months Ended
Unaudited		September 30		September 30
(Canadian dollars in millions)		2008	2007*	2008	2007*

Cash flows from (used for)

Operating
Income (loss) for the period		$(135)	$224	$513	$270
Adjustments to reconcile to net cash from operations
Depreciation, amortization and obsolescence		174	147	514	442
Gain on disposal of assets	Note 1	-	(2)	(961)	(27)
Foreign exchange loss (gain)		102	(139)	103	(326)
Future income taxes		7	114	215	226
Excess of employee future benefit funding over
expense		(150)	(32)	(232)	(170)
Provision for cargo investigations		-	-	125	-
Non-controlling interest		(30)	69	(62)	139
Financial instruments and other		141	15	(40)	23
Changes in non-cash working capital balances		(374)	(273)	6	(7)
		(265)	123	181	570

Financing
Issue of common shares		-	2	30	21
Repurchase and cancellation of common shares	Note 7	-	-	(1,998)	-
Aircraft related borrowings	Note 2	-	449	313	1,093
Distributions paid to non-controlling interest		-	-	-	(61)
Reduction of long-term debt and capital lease obligations		(67)	(138)	(709)	(305)
Other		-	(1)	-	(2)
		(67)	312	(2,364)	746

Investing
Short-term investments		226	124	222	(15)
Proceeds from sale of Aeroplan units	Note 5	-	-	692	-
Proceeds from sale of Jazz units	Note 5	-	-	182	-
Exercise of ACTS Aero put option	Note 1	-	-	(19)	-
Proceeds from escrow related to sale of ACTS	Note 1	-	-	40	-
Proceeds from sale of other assets	Note 2	-	32	27	77
Proceeds from sale-leaseback transactions	Note 2	-	-	708	-
Additions to capital assets		(105)	(612)	(733)	(1,787)
Deconsolidation of Aeroplan cash	Note 1	-	-	-	(231)
Deconsolidation of Jazz cash	Note 1	-	-	-	(138)
Acquisition of Aeroman, net of cash		-	-	-	(53)
Other		51	(42)	85	(45)
		172	(498)	1,204	(2,192)

Decrease in cash and cash equivalents		(160)	(63)	(979)	(876)
Cash and cash equivalents, beginning of period		1,481	1,041	2,300	1,854
Cash and cash equivalents, end of period		$1,321	$978	$1,321	$978

Cash payments of interest		$68	$59	$222	$190
Cash (recoveries) payments of income taxes		$(1)	$3	$2	$12

Cash and cash equivalents exclude Short-term investments of $617 as at September 30, 2008 ($937 as at September 30, 2007).
The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007, May 24, 2007, and October 16, 2007, the results and financial position of Aeroplan, Jazz and ACTS Aero, respectively, are not consolidated with ACE (Note 1).

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

For the period ended September 30, 2008
(currencies in millions – Canadian dollars)

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES

ACE Aviation Holdings Inc. ("ACE"), which was incorporated on June 29, 2004, is a holding company of aviation interests. Reference to the "Corporation" in the following notes to the consolidated financial statements refers to, as the context may require, ACE and its aviation interests collectively, ACE and one or more of its aviation interests, one or more of ACE’s aviation interests, or ACE itself.

ACE has two reportable segments: Air Canada and Corporate Items and Eliminations (“CIE”).  During 2007 ACE had the following reportable segments: Air Canada, Aeroplan Limited Partnership (“Aeroplan”) up to March 14, 2007, Jazz Air LP (“Jazz”) up to May 24, 2007, ACTS LP (“ACTS”) up to October 16, 2007, and CIE.

As at September 30, 2008, ACE holds:

▪	a 75.0% direct ownership interest in Air Canada; and
▪
a 27.8% direct ownership interest in Aero Technical Support & Services Holdings (“ACTS Aero”) which owns 100% of Aveos Fleet Performance Inc.. ACTS Aero Technical Support and Services Inc. changed its legal name to Aveos Fleet Performance Inc. (“Aveos”) on September 23, 2008.

The unaudited interim consolidated financial statements for the Corporation are based on the accounting policies consistent with those disclosed in Note 2 to the 2007 annual consolidated financial statements of the Corporation, with the exception of the changes in accounting policies as described below in Changes in Accounting Policies.

In accordance with Canadian generally accepted accounting principles (“GAAP”), these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2007 annual consolidated financial statements of ACE. In management’s opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

The Air Canada segment has historically experienced greater demand for its services in the second and third quarters of the calendar year and lower demand in the first and fourth quarters of the calendar year.  This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. Air Canada has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

The notes to the financial statements describe various transactions completed during the nine months ending September 30, 2008 and 2007 where gains on assets have been realized.  A summary of the transactions follows:

		Nine Months Ended
		September 30
		2008	2007

Sale of Aeroplan Income Fund units	Note 5	$830	$-
Sale of Jazz Air Income Fund units	Note 5	167	-
Boeing 767 impairment provision	Note 2	(38)	-
Disposal of CRJ-100 Aircraft	Note 2	-	14
Sale of US Airways shares	Note 5	-	8
Sale of commercial real estate	Note 2	-	5
Other		2	-
Gain on assets		$961	$27

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

ACCOUNTING FOR AEROPLAN

Effective March 14, 2007 as a result of the special distribution of Aeroplan Income Fund (“AIF”) units, and the conversion of ACE’s remaining Aeroplan LP units into units of AIF, the Corporation’s results in these interim consolidated financial statements include the consolidation of Aeroplan operations only up to the date of distribution.  From that day on, ACE’s investment in Aeroplan is accounted for using the equity method.  Subsequent to the sale of units on June 2, 2008 (Note 5), ACE has no ownership interest in Aeroplan.

Immediately prior to the distribution on March 14, 2007, ACE’s net investment in Aeroplan was negative $710, which was negative due to accumulated distributions to ACE in excess of income and capital invested, net of fair value adjustments recorded upon the application of fresh start reporting. Subsequent to the distribution on March 14, 2007, ACE's 40.1% proportionate interest in the accumulated deficit of Aeroplan LP was $284.  ACE retained this negative investment of $284 and reflected the amount in other long term liabilities.  As a result, the difference between the net investment prior to and after the distribution was recorded as a credit to Contributed surplus in the amount of $426.  The May 24, 2007 distribution of Aeroplan units resulted in a further reduction to the negative investment in Aeroplan of $63 with a credit to Contributed surplus of $57 and a reduction to Interest expense of $6 for a total credit to Contributed surplus of $483 for the six months ended June 30, 2007.  The cash flow impact to ACE of deconsolidating Aeroplan of $231 reflects the Aeroplan cash removed from the consolidated statement of financial position of ACE and is classified as a cash outflow from investing activities.

Distributions to common and preferred shareholders during the nine months ended September 30, 2007, resulted in:

▪	a $354 reduction to share capital due to the use of future income tax assets;

▪	interest expense of $6; and

▪	a proportionate reduction to intangible assets of $12 related to the fair value adjustments to Aeroplan intangibles recorded on consolidation as a result of the dilution of interests.

Refer to Note 4 in the notes of the 2007 annual consolidated financial statements of the Corporation for complete disclosure of 2007 Aeroplan transactions.

With the reduction of the ownership interest below 20% and the termination of the Securityholders’ Agreement on May 9, 2008, ACE no longer had significant influence over Aeroplan.

ACCOUNTING FOR JAZZ

Prior to the distribution of units on May 24, 2007 Air Canada consolidated Jazz under ACG-15 Consolidation of Variable Interest Entities (“AcG 15”).  As a result of the Corporation’s distribution of units of Jazz Air Income Fund (“JAIF”) on May 24, 2007, ACE’s ownership interest in JAIF was reduced from 58.8% to 49.0%.  This ownership interest was further reduced to 20.1% on October 22, 2007 and to 9.5% on January 24, 2008.  Effective May 24, 2007 JAIF was deemed to be the primary beneficiary of Jazz under AcG-15, and accordingly it consolidates Jazz from that date.  Prior to May 24, 2007 inter-company transactions were eliminated in these consolidated financial statements.

These consolidated financial statements include the consolidation of Jazz operations up to the date of the May 24, 2007 distribution and from that date ACE’s investment in Jazz was accounted for using the equity method. Subsequent to the sale on January 24, 2008 and termination of the Securityholders’ Agreement on February 7, 2008, ACE no longer equity accounted for Jazz and ACE’s investment in Jazz was classified as an available-for-sale investment.  Subsequent to the completion of the sale of JAIF units on June 2, 2008 (Note 5) ACE has no ownership interest in Jazz.

Refer to Note 13 for a summary of the transactions between Air Canada and Jazz under the Jazz Capacity Purchase Agreement (the “Jazz CPA”) for the three and nine month periods ended September 30, 2008 and 2007.

Distributions to common and preferred shareholders during the nine months ended September 30, 2007, resulted in:

▪	a $72 reduction to share capital;

▪	interest expense of $3; and

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

▪	a proportionate reduction to intangible assets of $3 related to the fair value adjustments to Jazz intangibles recorded on consolidation as a result of the dilution of interests.

The cash flow impact to ACE of deconsolidating Jazz of $138 reflects the Jazz cash removed from the consolidated statement of financial position of ACE and is classified as a cash outflow from investing activities.

Refer to Note 5 in the notes of the 2007 annual consolidated financial statements of the Corporation for complete disclosure of 2007 Jazz transactions.

ACCOUNTING FOR ACTS

On October 16, 2007 ACE sold substantially all of the assets and liabilities of ACTS to ACTS Aero for cash and equity.  Subsequently, ACE held a 22.8% equity interest in ACTS Aero which purchased the assets and conducts the business previously operated by ACTS.  On January 14, 2008, the full balance of $40 of funds held in escrow on the closing of the monetization of ACTS was received by ACE.

As part of the monetization process, an entity related to Grupo TACA exchanged its exchangeable share and received $31 cash, a 5% equity stake in ACTS and a put option that allowed it to put its 5% equity interest back to ACE for US$18 within 12 months.  Refer to Note 6 in the notes of the 2007 annual consolidated financial statements of the Corporation for complete disclosure of the monetization.  During Quarter 2, 2008, the entity related to Grupo TACA exercised its put option and sold its 5% equity interest to ACE for $19 (US$18) increasing ACE’s ownership interest in ACTS Aero from 22.8% to 27.8%.  The liability related to this redemption obligation, initially recorded, was settled as part of the transaction.

These consolidated financial statements include the consolidation of ACTS operations up to October 16, 2007.  From that date ACE’s investment in ACTS Aero is accounted for using the equity method.  As at September 30, 2008 ACE’s investment in ACTS Aero has a carrying amount of $64 ($72 at December 31, 2007) and is included in Deposits and other assets.

CHANGES IN ACCOUNTING POLICIES

Capital Disclosures and Financial Instruments – Presentation and Disclosure

Effective January 1, 2008, the Corporation adopted three new Canadian Institute of Chartered Accountants (“CICA”) accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures, and section 3863, Financial Instruments – Presentation.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital. Refer to Note 12 for the Corporation’s section 1535 disclosures.

Sections 3862 and 3863 replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements in certain areas, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Refer to Note 5 for the Corporation’s financial instruments disclosures.  Where the disclosure requirements of the new standards did not change from the previous standard and where there have been no significant updates from the disclosures in Note 20 of the 2007 annual consolidated financial statements of the Corporation, no additional disclosure has been provided.

Inventories

Effective January 1, 2008, the Corporation adopted CICA section 3031, Inventories, which replaced section 3030, Inventories. Section 3031 provides more extensive guidance on measurement, and expands disclosure requirements to increase transparency.  The Corporation’s accounting policy for aircraft fuel inventory is consistent with measurement requirements in the new standard and as a result, no adjustment was recorded on transition; however, additional disclosures are required.  The additional disclosure requirements will be applied as described below.

The main features of the new standard, which impact the Corporation, include:

▪	Measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of costs.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

▪	Consistent use of either a first-in first-out or weighted average formula to measure the cost of other inventories. The Corporation uses a weighted average formula to measure cost.

▪	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

▪	Disclosure of the accounting polices used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.

Future Accounting Standard Changes

In February 2008, the CICA issued section 3064, Goodwill and Intangible Assets which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination.  The standard is effective for fiscal years beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Corporation has evaluated the impact of this new standard for adoption on January 1, 2009 and does not expect any significant impact on its consolidated financial statements.

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. The Corporation is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

2. FINANCING AND INVESTING ACTIVITIES

ACE CONVERTIBLE SENIOR NOTES

In connection with the share purchase and cancellation by ACE on June 18, 2008, described in Note 7, the conversion rate of ACE's 4.25% Convertible Senior Notes Due 2035 was adjusted from 39.0341 to 40.6917 (after it had been adjusted from 37.6879 to 39.0341 effective January 11, 2008) Class A variable voting shares or Class B voting shares per $1,000 principal amount of Convertible Senior Notes. The adjustment was effective June 19, 2008 and has been determined in accordance with the terms of the indenture governing the Convertible Senior Notes.

During Quarter 1, 2008, Convertible Senior Notes with a face value of $1 were converted at the option of the holder and ACE settled for cash of $1, reducing the liability and equity portions of the notes.   The gain realized on conversion was negligible.

AIR CANADA AIRCRAFT FINANCING AND INVESTING

Revolving Credit Facility

Though Air Canada has a secured revolving credit facility of $400, as further described in Note 11 to the 2007 annual consolidated financial statements of the Corporation, it is no longer available to Air Canada until and unless Air Canada and the lenders conclude amendments satisfactory to each of them relating to a financial covenant and other business terms. During the third quarter of 2008, Air Canada and the lenders entered into an amending agreement pursuant to which the parties undertake to negotiate such further amendments to the facility and Air Canada agrees not to request any funding under the facility until such further amendments are agreed.

Refer to Note 15 – Subsequent Events for information regarding a further amendment to the secured revolving credit facility above.

Sale-Leaseback

During Quarter 2, 2008, Air Canada received delivery of three Boeing 777 aircraft.  One aircraft was financed with guarantee support from the Export-Import Bank of the United States (“EXIM”), as outlined below.  Two of the aircraft were financed under sale and leaseback transactions with proceeds of $297.  The resulting gain on sale of $30 has been deferred and will be recognized as a reduction to Aircraft rent expense over the term of the leases.  The leases are accounted for as operating leases with 12 year terms, paid monthly.

During Quarter 1, 2008, Air Canada received delivery of four Boeing 777 aircraft.  One aircraft was financed with guarantee support from EXIM, as outlined below.  Three of the aircraft were financed under sale and leaseback transactions with proceeds of $411.  The resulting gain on sale of $47 has been deferred and will be recognized as a reduction to Aircraft rent expense over the term of the leases.  The leases are accounted for as operating leases with 12 year terms, paid monthly.

Borrowings

Boeing Aircraft Financing

The following table summarizes the Japanese Yen (JPY) denominated loans, secured by the delivered aircraft, which have a carrying value of $249 as at September 30, 2008, that Air Canada drew during the nine month period ended September 30, 2008 to finance the acquisition of two Boeing aircraft:

	Number of Aircraft	Interest Rate	Maturity	Original JPY Loan Amount	Original CDN$ Loan Amount
Quarter 2 2008
Boeing 777 - 300	1	1.05%	2020	11,199	$ 106
Quarter 1 2008
Boeing 777 - 200	1	1.03%	2020	10,387	$ 98

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

During Quarter 2, 2008, financing fees of $3 were recorded for these borrowings ($4 recorded during the first quarter of 2008).  These fees are capitalized for periods preceding the dates that the assets are available for service.

The following table summarizes the principal repayment requirements (in CDN$) of the Boeing aircraft financing obtained during the nine month period ended September 30, 2008, based upon the foreign exchange rate as at September 30, 2008:

	Remainder of 2008	2009	2010	2011	2012	Thereafter	Total
Boeing aircraft financing	$ 4	$ 18	$ 18	$ 18	$ 18	$ 133	$ 209

Embraer Aircraft Financing

The following table summarizes the loans, secured by the delivered aircraft, which have a carrying value of $87 as at September 30, 2008, that Air Canada drew during the nine month period ended September 30, 2008 to finance the acquisition of three Embraer aircraft:

	Number of Aircraft	Interest Rate	Maturity	Original US$ Loan Amount	Original CDN$ Loan Amount
Quarter 1 2008
Embraer 190	3	4.97 - 6.39%	2020	$ 68	$ 67

During Quarter 1, 2008, financing fees of $1 were recorded for these borrowings.  These fees are capitalized for periods preceding the dates that the assets are available for service.

The following table summarizes the principal repayment requirements (in CDN$) of the Embraer aircraft financing obtained during the nine month period ended September 30, 2008, based upon the foreign exchange rate as at September 30, 2008:

	Remainder of 2008	2009	2010	2011	2012	Thereafter	Total
Embraer aircraft financing	$ 1	$ 3	$ 3	$ 4	$ 4	$ 55	$ 70

Disposals of and Provisions for Assets

During Quarter 3, and Quarter 2, 2008:

▪	There were no significant disposals or provisions during the quarter.

During Quarter 1, 2008:

▪	Air Canada recorded an impairment charge of $38, net of nil tax on its fleet of B767-200 aircraft due to the revised retirement date of the aircraft.

▪	Air Canada sold an A319 aircraft for proceeds of $23 with a book value of $21, resulting in a gain on sale of $2, net of nil tax.

During Quarter 3, 2007:

▪	There were no significant disposals or provisions during the quarter

During Quarter 2, 2007:

▪	A CRJ-100 aircraft owned by Air Canada and leased to Jazz was damaged beyond repair. As a result of insurance proceeds of $21, Air Canada recorded a gain on disposal of $14 ($10 net of tax).

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

During Quarter 1, 2007:

▪	Air Canada sold one of its commercial real estate properties for net proceeds of $42 with a carrying value of $37. Air Canada recorded a gain on sale of $5 ($4 net of tax).

▪	Air Canada sold 18 parked aircraft for proceeds of $2 with a nil book value. Air Canada recorded a gain on sale of $2 ($1 net of tax).

Predelivery Financing

The terms of the predelivery financing are described in Note 11 to the 2007 annual consolidated financial statements of the Corporation.

During Quarter 3, 2008, there were no draws or repayments under the predelivery financing.

During Quarter 2, 2008, Air Canada drew $13 and made repayments of $197 on the predelivery financing.

During Quarter 1, 2008, Air Canada drew $26 and made repayments of $238 on the predelivery financing.

Commitments

Refer to Note 10 for a discussion of Air Canada’s aircraft commitments.

Subsequent Event

Refer to Note 15 – Subsequent Events for information regarding a new financing arranged by Air Canada.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

3. PENSION AND OTHER EMPLOYEE FUTURE BENEFITS EXPENSE

Air Canada maintains several defined benefit and defined contribution plans providing pension, other post-retirement and post-employment benefits to its employees, including those employees of Air Canada who are contractually assigned to work at Aeroplan and ACTS Aero.

The Corporation has recorded pension and other employee future benefits expense as follows:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007*	2008	2007*

Pension benefit expense	$22	$34	$67	$109
Other employee future benefits expense	26	26	78	79
	48	60	145	188
Amount charged to Aeroplan and ACTS Aero	(10)	(1)	(30)	(3)
Net pension benefit and other employee future benefits expense	$38	$59	$115	$185

*Effective March 14, 2007, the results and financial position of Aeroplan, effective May 24, 2007, the results and financial position of Jazz and effective October 16, 2007, the results and financial position of ACTS Aero are not consolidated with ACE (Note 1).

Pension Funding Obligations

Based on the January 1, 2008 actuarial valuation, Air Canada’s projected pension cash funding obligations for the remainder of 2008 and for the full year 2008 are as follows:

	Remainder of 2008	2008

Past service domestic registered plans	$60	194
Current service domestic registered plans	45	170
Other pension arrangements	17	92
Projected pension funding obligations	$122	$456

Changes in the economic conditions, mainly the return on fund assets and the change in interest rates, will impact projected required contributions.  The required contributions disclosed above assumes no future gains and losses on plan assets and liabilities over the projection period and does not reflect the economic experience of 2008 to date.  If recent market conditions persist, Air Canada expects its January 1, 2009 valuation to result in significant increases in funding obligations starting in the second half of 2009.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

4. LABOUR RELATED PROVISIONS

The following table outlines the changes to labour related provisions which are included in long-term employee liabilities (current portion included in Accounts payable and accrued liabilities):

		Three Months Ended		Nine Months Ended
		September 30		September 30
		2008	2007*	2008	2007*
Beginning of period		$62	$97	$66	$109
Interest accretion		1	1	3	4
Charges recorded in wages, salaries and benefits		7	5	20	31
Amounts disbursed		(8)	(16)	(27)	(53)
Deconsolidation of Jazz	Note 1	-	-	-	(4)
End of period		62	87	62	87
Current portion		(27)	(36)	(27)	(36)
		$35	$51	$35	$51

*Effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS Aero are not consolidated with ACE (Note 1).

The Corporation offers severance programs to certain employees from time to time. The cost of these programs is recorded within Wages, salaries and benefits.  During the third quarter of 2008, the Corporation recorded an expense of $7 ($12 for the nine months ending September 30, 2008) against these ongoing programs.

In response to record high fuel prices, on June 17, 2008, Air Canada announced a reduction in capacity which will impact fleet and staffing levels effective with the implementation of its fall and winter schedule.  The expected reduction in flying will require fewer employees to operate the airline resulting in a decrease in staff levels of up to 2,000 positions across all levels of the organization. During Quarter 2, 2008, Air Canada recorded an expense of $8 in Wages, salaries and benefits expense related to the reduction of non-unionized employees under this plan.  Air Canada expects that the costs related to the planned unionized staff reduction will be determinable and recorded during the fourth quarter of 2008, but the costs are not expected to be significant due to the impact of attrition and leave of absence programs.

During the nine months ended September 30, 2007, $15 was recorded in the ACTS segment for the workforce reduction announced as a result of the termination of a heavy maintenance contract at ACTS.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As described in Note 1, the Corporation adopted CICA section 3862 and 3863 effective January 1, 2008.  These new standards enhance disclosure with respect to financial instruments.

Summary of Financial Instruments

	Carrying Amounts
	September 30, 2008					December 31 2007
	Financial instruments classification
	Held for trading	Held to maturity	Loans and receivables	Liabilities at amortized cost	Total

Financial Assets
Cash and cash equivalents	$1,321	$-	$-	$-	$1,321	$2,300
Short-term investments	617	-	-	-	617	839
Restricted cash	82	-	-	-	82	124
Accounts receivable	-	-	936	-	936	793
Deposits and other assets
Restricted cash	63	-	-	-	63	84
Asset-backed commercial paper	29	-	-	-	29	29
Aircraft related and other
deposits	-	320	-	-	320	309
Derivative instruments
Fuel derivatives (1)	-	-	-	-	-	10
Foreign exchange derivatives	56	-	-	-	56	-
Cross-currency interest rate
swaps	5	-	-	-	5	-
Interest rate swaps	9	-	-	-	9	7
	$2,182	$320	$936	$-	$3,438	$4,495

Financial Liabilities
Accounts payable	$-	$-	$-	$1,381	$1,381	$1,125
Current portion of long-term debt
and capital leases	-	-	-	408	408	686
Long-term debt and capital leases	-	-	-	4,245	4,245	4,006
Convertible preferred shares	-	-	-	200	200	182
Derivative instruments
Fuel derivatives (1)	10	-	-	-	10	-
Foreign exchange derivatives	-	-	-	-	-	124
Interest rate swaps	-	-	-	-	-	2
	$10	$-	$-	$6,234	$6,244	$6,125

(1)
The fuel derivatives above relate to the current and long-term portion of fuel derivatives not designated under fuel hedge accounting. Fuel derivatives under hedge accounting have a fair value of $6 in favour of the counterparties ($67 in favour of Air Canada as at December 31, 2007) and are described further below.

There have been no changes in classification of financial instruments since December 31, 2007.

For cash flow purposes, the Corporation may settle, from time to time, certain short-term investments prior to their original maturity.  For this reason, these financial instruments do not meet the criteria of held to maturity

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

and are therefore designated as held for trading.  They are recorded at fair value with changes in fair value recorded in interest income.
Collateral Held in Leasing Arrangements

Air Canada holds security deposits with a carrying value of $15, which approximates fair value, as security for certain aircraft leased and sub-leased to third parties.  These deposits do not pay interest to the lessee or sub-lessee. Of these deposits, $9 has been assigned as collateral to secure Air Canada's obligations to the lessors of the aircraft, with the remaining cash held by Air Canada being unrestricted during the term of the lease. Any collateral held by Air Canada is returned to the lessee or sub-lessee, as the case may be at the end of the lease or sub-lease term provided there have been no events of default under the leases or sub-leases.

Summary of Gains (Losses) on Financial Instruments Recorded at Fair Value

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007
Ineffective portion of fuel hedges	$(58)	$(8)	$24	$8
Fuel derivatives not under hedge accounting	(54)	8	31	12
Cross currency interest rate swaps	19	-	6	-
Other	-	(2)	(1)	6
Gain (loss) on financial instruments recorded at fair value (1)	$(93)	$(2)	$60	$26

(1)  See Fuel Price Risk for a discussion of losses on fuel derivatives recorded in OCI.

Risk Management

The Corporation is exposed to the following risks as a result of holding financial instruments: interest rate risk, foreign exchange risk, liquidity risk, market risk, credit risk, and fuel price risk.  The following is a description of these risks and how they are managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Air Canada enters into both fixed and floating rate debt and also leases certain assets where the rental amount fluctuates based on changes in short term interest rates.  Air Canada manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors, including credit margin, term and basis.  The risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to the Corporation.  The temporary investment portfolio which earns a floating rate of return is an economic hedge for a portion of the floating rate debt.

The ratio of fixed to floating rate debt outstanding is designed to maintain flexibility in Air Canada’s capital structure and is based upon a long term objective of 60% fixed and 40% floating.  Air Canada’s ratio at September 30, 2008 is 56% fixed and 44% floating, including the effects of interest rate swap positions.  The cross-currency interest rate swap positions were terminated October 1, 2008, with a fair value of $4 in favour of Air Canada.  The adjusted ratio at October 1, 2008 is 61% fixed and 39% floating.

The following are the current derivatives employed in interest rate risk management activities and the adjustments recorded during the first nine months of 2008:

▪
As at September 30, 2008, Air Canada had entered into three cross-currency interest rate swap agreements with terms of March 2019, May 2019 and June 2019 respectively, relating to Boeing 777 financing with an aggregate notional value of $300 (US$283). These swaps convert US denominated debt principal and interest payments into Canadian denominated debt at a foreign exchange rate of par (US$1/CAD$1) and convert from a fixed rate of 5.208% to a floating rate.  The fair value of these contracts as at September 30, 2008 was $5 in favour of Air Canada.  These derivative instruments

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

have not been designated as hedges for accounting purposes and are fair valued on a quarterly basis. During the three months ended September 30, 2008, Air Canada recorded a gain of $19 in Gain (loss) on financial instruments recorded at fair value related to these derivatives ($6 gain for the nine months ended September 30, 2008). As noted above, these swaps were terminated on October 1, 2008, with a fair value of $4 in favour of Air Canada.

▪
As at September 30, 2008, Air Canada had entered into two interest rate swap agreements with terms of July 2022 and January 2024 relating to two B767 aircraft financing agreements with an aggregate notional value of $103 (US$97).  These swaps convert the lease payments on the two aircraft leases from fixed to floating rates.  The fair value of these contracts as at September 30, 2008 was $9 in favour of Air Canada.  These derivative instruments have not been designated as hedges for accounting purposes and are fair valued on a quarterly basis.  During the three months ended September 30, 2008, a gain of $1 was recorded in Gain (loss) on financial instruments recorded at fair value related to these derivatives ($2 gain for the nine months ended September 30, 2008) ($3 gain for the three months ended September 30, 2007 and $1 loss for the nine months ended September 30, 2007).

▪
During Quarter 1, 2008, Air Canada’s one remaining Embraer 190 aircraft interest rate swap contract matured, with a fair value of $2 in favour of the counterparty.  No gain or loss was recorded during the period.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The majority of the Corporation’s outstanding debt is denominated in US dollars.  The US dollar debt acts as an economic hedge against the related aircraft, which is routinely purchased and sold by Air Canada in US dollars. The Corporation is also exposed to foreign exchange risk on foreign currency denominated trade receivables and foreign currency denominated net cash flows. The Corporation’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows.

The following are the current derivatives employed in foreign exchange risk management activities and the adjustments recorded during the first nine months of 2008:

▪
As at September 30, 2008, the Corporation had entered into foreign currency forward contracts and option agreements converting US dollars and Euros into Canadian dollars on $1,482 (US$1,398) and $4 (EUR 3) which mature in 2008, 2009, and 2010. The fair value of these foreign currency contracts as at September 30, 2008 is $56 in favour of Air Canada (December 31, 2007 - $124 in favour of third parties on $2,132 (US $2,158) and $26 (EUR 18) which mature in 2008 and 2009). These derivative instruments have not been designated as hedges for accounting purposes and are fair valued on a quarterly basis.  During the three months ended September 30, 2008, a gain of $70 was recorded in Foreign exchange gain (loss) related to these derivatives (a gain of $153 for the nine months ended September 30, 2008) (a loss of $117 for the three months ended September 30, 2007 and a loss of $212 for the nine months ended September 30, 2007).

▪
The cross-currency swap as described above under interest rate risk management acts as an economic hedge of the foreign exchange risk on the financing related to two Boeing 777 aircraft with a principal amount of $300 (US$283) as at September 30, 2008.

▪	Air Canada had also entered into currency swap agreements for 11 CRJ aircraft. These agreements matured in January 2008 with a nominal fair value. No gain or loss was recorded during the period.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting obligations associated with its financial liabilities.  The long-term debt issued by the Corporation generally has fixed principal and interest repayment requirements over the term of the instrument.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

The Corporation monitors and manages liquidity risk by preparing rolling cash flow forecasts, monitoring the condition and value of assets available to be used as security in financing arrangements, and maintaining flexibility in financing arrangements.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk; interest rate risk; and other price risk, which includes commodity price risk.  Refer to the Asset-Backed Commercial Paper section below for information regarding these instruments held by the Corporation and the associated market risks.

The Corporation is exposed to market risks through the derivative instruments entered into.  The Corporation uses derivative instruments only for risk management purposes and not for generating trading profit.  As such, any change in cash flows associated with derivative instruments due to their exposure to market risks is designed to be offset by changes in cash flows related to the risk being hedged.

Sensitivity Analysis

The following table is a sensitivity analysis for each type of market risk relevant to the significant financial instruments recorded by the Corporation.  The sensitivity analysis is based on a reasonably possible movement within the forecast period, being one year.  These assumptions may not be representative of actual movements in these risks and should not be relied upon.

	Interest rate risk(1)	Foreign exchange rate risk (2)		Other price risk (3)		Other price risk (3)
	Income	Income		Income	OCI, net	Income	OCI, net
	1% change	5% increase	5% decrease	10% decrease		10% increase

Cash and cash equivalents	$12	$-	$-	$-	$-	$-	$-
Short-term investments	$6	$-	$-	$-	$-	$-	$-
Aircraft related deposits	$-	$(9)	$9	$-	$-	$-	$-

Long-term debt and capital leases	$15	$216	$(216)	$-	$-	$-	$-

Foreign exchange derivatives	$-	$(76)	$64	$-	$-	$-	$-
Fuel derivatives	$-	$-	$-	$(67)	$(26)	$64	$28

(1)	Changes in interest rates will impact income favourably or unfavourably by approximately the same amount, based on current price levels and assumptions.
(2)	Increase (decrease) in foreign exchange relates to a strengthening (weakening) of the Canadian dollar.
(3)
Other price risk relates to the Air Canada’s fuel derivatives.  The sensitivity analysis is based upon a 10% decrease or increase in the price of the underlying commodity.  It also assumes that hedge accounting is 100% effective for the period and that changes in the fair value for derivatives that mature within one year are recorded in income whereas derivatives maturing beyond one year are recorded in OCI.

Credit Risk

In order to manage its exposure to credit risk, Air Canada reviews counterparty credit ratings on a regular basis.  During Quarter 3, 2008, a counterparty defaulted under a number of derivative agreements with Air Canada.  As a result, Air Canada recorded a loss of $6 and $2 related to these foreign exchange and fuel derivatives, respectively.  The loss is recorded in Gain (loss) on financial instruments.

Fuel Price Risk

In order to manage its exposure to jet fuel prices and to help mitigate volatility in operating cash flows, Air Canada enters into derivative contracts with financial intermediaries.  Air Canada uses derivative contracts on

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

jet fuel and also on other crude oil-based commodities, such as heating oil and crude oil, due to the relative limited liquidity of jet fuel derivative instruments on a medium to long term horizon, since jet fuel is not traded on an organized futures exchange.  Air Canada does not purchase or hold any derivative financial instruments for trading purposes.

Fuel derivatives include both derivatives designated and not designated under fuel hedge accounting.  The current portion of the derivative asset of $12 is included in Fuel derivatives, the current liability of $30 is included in Accounts payable and accrued liabilities and the long term asset of the derivative of $2 is included in Deposits and other assets on the Consolidated Statement of Financial Position.

The following information summarizes the financial statement impact of derivatives designated under fuel hedge accounting:

▪	The fair value of outstanding fuel derivatives under hedge accounting at September 30, 2008 was $6 in favour of the counterparties.

▪	The change in fair value of fuel derivatives under hedge accounting during Quarter 3, 2008, was $(386) ($97 for the nine months ended September 30, 2008):

o
The unrealized effective change in the fair value of derivatives recorded in Other comprehensive income (“OCI”) during the third quarter of 2008 was a loss of $280 (gain of $67 for the nine months ended September 30, 2008).  The realized effective change in the fair value of derivatives recorded in OCI during the third quarter of 2008 was a loss of $48 (gain of $6 for the nine months ended September 30, 2008).  OCI amounts for the three and nine months ended September 30, 2008 of $(244) and $29, respectively, are presented net of tax expense on the Corporation’s Consolidated Statement of Comprehensive Income

o
The ineffective change in the fair value of derivatives recorded in non-operating income (expense) for the third quarter of 2008 was a loss of $58 (gain of $24 for the nine months ended September 30, 2008). The ineffective portion is calculated as the difference between the change in intrinsic value and change in fair market value of the derivatives as well as the difference between the Air Canada proxy derivative value and the counterparty derivative value.  The loss in Non-operating income (expense) is due to the decrease in fair market value of the derivatives being larger than the decrease in intrinsic value.

▪	During Quarter 3, 2008, fuel derivative contracts matured with fair values in favour of Air Canada for $74.

▪
During Quarter 3, 2008, the benefit to fuel expense was $64 ($190 for the nine months ended September 30, 2008).  This benefit was recognized through the removal of the amount from AOCI, which is reported as a reclassification of net realized gains of $44 net of tax for the three months ended September 30, 2008 ($129 net of tax for the nine months ended September 30, 2008).

▪
During Quarter 3, 2008, the net impact to AOCI was a decrease of $392 before tax of $104 ($117 before tax of $17 for the nine months ended September 30, 2008). As at September 30, 2008, the balance in AOCI was $(44). The estimated net amount of existing gains and losses reported in AOCI that is expected to be reclassified to net income (loss) during the following 12 months is $18 before tax.

The following information summarizes the financial statement impact of derivatives not designated under fuel hedge accounting, but held as economic hedges:

▪	During Quarter 3, 2008, fuel derivative contracts matured in favour of Air Canada for $2 ($21 in favour of Air Canada for the nine months ended September 30, 2008).

▪	The fair value of outstanding fuel derivatives not under hedge accounting at September 30, 2008 was $10 in favour of the counterparties.

▪	The change in fair value of the derivative contracts for the period was a loss of $54 (gain of $31 for the nine months ended September 30, 2008) and was recorded in non-operating income (expense).

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

Asset-Backed Commercial Paper (“ABCP”)

Air Canada holds $37 ($29 net of a fair value adjustment) in non-bank sponsored ABCP which has been recorded in Deposits and other assets.  The carrying value as at September 30, 2008 is based on a number of assumptions as to the fair value of the investments including factors such as estimated cash flow scenarios and risk adjusted discount rates. The assumptions used in estimating the fair value of the investments are subject to change, which may result in further adjustments to non-operating results in the future.  No adjustments to the carrying value were recorded during the first nine months of 2008.

Maturity Analysis

The following is a maturity analysis, based on contractual undiscounted cash flows, for selected financial liabilities.  The analysis includes both the principal and interest component of the payment obligations on long-term debt and is based on interest rates and the applicable foreign exchange rate effective as at September 30, 2008.

	Remainder of 2008	2009	2010	2011	2012	Thereafter	Total

ACE:
Convertible senior notes	$7	$14	$330	$-	$-	$-	$351
Air Canada:
Long-term debt obligations	84	310	288	294	298	2,091	3,365
Debt consolidated under AcG-15	76	107	156	349	93	192	973
Capital lease obligations	93	167	163	157	200	625	1,405
	$260	$598	$937	$800	$591	$2,908	$6,094

Maturities also include Accounts payable and accrued liabilities of $1,391 which are expected to be settled within one year.

Aeroplan

On April 21, 2008, ACE sold a total of 20.4 million trust units of AIF at a price of $17.50 per unit representing total net proceeds to ACE of $343 and realized a gain on sale of $413 ($340 after tax). Following the sale, ACE held 9.9% of the issued and outstanding units of AIF.

On June 2, 2008, ACE sold the remaining trust units of AIF for total net proceeds to ACE of $349, and realized a gain on sale of $417 ($344 after tax). ACE no longer has an ownership interest in Aeroplan.

With the reduction of the ownership interest below 20% and the termination of the Securityholders’ Agreement on May 9, 2008, ACE no longer had significant influence over Aeroplan.  The equity investment ACE had in Aeroplan was classified as available-for-sale and the investment was adjusted to fair value.  The adjustment to fair value recorded to OCI was $331, net of tax of $72, which was subsequently realized into income on June 2, 2008 as part of the final sale.

Jazz

On June 2, 2008, ACE sold its remaining trust units of JAIF for total net proceeds to ACE of $85, and realized a gain on sale of $78 ($62 net of taxes). Net realized gains of $65, net of tax of $14, were taken into income from OCI.  ACE no longer has an ownership interest in Jazz.

On January 24, 2008, ACE sold a total of 13 million trust units of JAIF at a price of $7.45 per unit representing total net proceeds to ACE of $97 and realized a gain on sale of $89 ($71 net of taxes). Following the sale, ACE held 9.5% of the issued and outstanding units of JAIF.

With the reduction of the ownership interest below 20% and the termination of the Securityholders’ Agreement on February 7, 2008, ACE no longer had significant influence over Jazz.  The equity investment ACE had in Jazz was classified as available-for-sale and unrealized period changes in fair value were recorded in OCI.  The adjustment to fair value recorded in OCI amounted to $71, net of tax of ($15) during Quarter 1, 2008.  During Quarter 2, 2008, the period change in fair value of ($6), net of tax of $1, was recorded in OCI.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

US Airways (2007)

During Quarter 3, 2007, the Corporation disposed of the remaining 0.251 million shares of its holding in US Airways (0.5 million shares for the nine months ended September 30, 2007).  The net proceeds from the sale transaction amounted to $8 ($16 for the nine months ended September 30, 2007).  The Corporation recorded a pre-tax gain of $4, $3 after tax ($8, $6 after tax for the nine months ended September 30, 2007) and a reduction of AOCI of $4, net of tax ($11, net of tax for the nine months ended September 30, 2007), as a result of this transaction.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

6. INCOME TAXES

	September 30	December 31
	2008	2007
Asset
Future income tax asset recorded in current assets (a)	$-	$200
Liability
Long-term tax payable (b)	$(10)	$(10)
Future income tax liability (b)	(50)	(50)
	$(60)	$(60)

a) Future Income Tax Assets

During 2008, future income tax assets declined by $200 as a result of the following:

▪	a $146 reduction through the realization of future income tax assets on the disposal of AIF units (Note 5);

▪	a $34 reduction through the realization of future income tax assets on the disposal of JAIF units (Note 5); and

▪	a $20 reduction for valuation allowance recorded on certain future income tax assets of ACE.

b) Taxes Payable and Future Income Tax Liability

In 2007, Air Canada recorded a current income tax expense of $10 resulting from the Federal and Ontario harmonization of corporate taxes.  Air Canada has a cash tax payable of $10 that is payable over a five year period beginning in 2010.  This amount is included in Other long-term liabilities.

It has been assumed that certain intangibles and other assets with nominal tax cost and a carrying value of approximately $381 have indefinite lives and accordingly, the associated future income tax liability is not expected to reverse until the assets are disposed of or become amortizable, resulting in the reporting of a future income tax liability of $50.

c) Provision For Income Taxes

Components of the provision for income taxes are as follows:

		Three Months Ended		Nine Months Ended
		September 30		September 30
		2008	2007	2008	2007
(Provision for) recovery of income taxes before under noted items		$37	$(133)	$46	$(203)
Disposal of Aeroplan units	Note 5	-	-	(146)	-
Disposal of Jazz units	Note 5	-	-	(34)	-
Valuation allowance		(45)	19	(83)	21
Provision for cargo investigation	Note 11	-	-	-	-
Special distribution of Aeroplan and Jazz units		-	-	-	(44)
Impact of Ontario tax harmonization (Air Canada)		-	(10)	-	(10)
Interest expense		-	-	-	(6)
Provision for income taxes		$(8)	$(124)	$(217)	$(242)

Refer to Note 5 for future income taxes recorded in other comprehensive income related to fuel derivatives designated under hedge accounting.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

7. SHARE INFORMATION

The issued and outstanding common shares of ACE as at September 30, 2008, along with potential common shares, are as follows:

	September 30	December 31
Outstanding shares (000)	2008	2007

Issued and outstanding
Class A variable voting shares	25,171	82,229
Class B voting shares	9,736	23,709
Total issued and outstanding	34,907	105,938

Potential common shares
Convertible preferred shares	11,715	11,291
Convertible senior notes	13,133	12,210
Stock options	70	1,682
Total potential common shares	24,918	25,183

Substantial Issuer Bid – January 2008

On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of $1,498 in accordance with the terms of a substantial issuer bid.  No Convertible preferred shares of ACE were deposited on an as converted basis under the offer.

Upon purchase and cancellation by ACE of the Class A variable voting shares and Class B voting shares, Share capital decreased by $115, Contributed surplus decreased by $228, and Retained earnings decreased by $1,155.

In connection with the share purchase and cancellation by ACE, the conversion rate of ACE's 4.25% Convertible senior notes Due 2035 was adjusted from 37.6879 to 39.0341 Class A variable voting shares or Class B voting shares per $1,000 principal amount of Convertible senior notes. The adjustment was effective January 11, 2008 and was determined in accordance with the terms of the indenture governing the Convertible senior notes.

Substantial Issuer Bid – June 2008

On June 18, 2008, ACE accepted for purchase and cancellation a total of 12,537,084 Class A variable voting shares and 10,190,187 Class B voting shares at $22.00 per share for an aggregate purchase price of $500 in accordance with the terms of a substantial issuer bid.  No Convertible preferred shares of ACE were deposited on an as converted basis under the offer.

Upon purchase and cancellation by ACE of the Class A variable voting Shares and Class B voting shares, Share capital decreased by $65, Contributed surplus decreased by $101, and Retained earnings decreased by $334.

In connection with the share purchase and cancellation by ACE, the conversion rate of ACE's 4.25% Convertible senior notes Due 2035 was adjusted from 39.0341 to 40.6917 Class A variable voting shares or Class B voting shares per $1,000 principal amount of Convertible senior notes. The adjustment was effective June 19, 2008 and was determined in accordance with the terms of the indenture governing the Convertible senior notes.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

8. SEGMENT INFORMATION

Composition of Business Segments

ACE has two reportable segments: Air Canada and Corporate Items and Eliminations (“CIE”).  During 2007 ACE had the following reportable segments: Air Canada, Aeroplan Limited Partnership (“Aeroplan”) up to March 14, 2007, Jazz Air LP (“Jazz”) up to May 24, 2007, ACTS LP (“ACTS”) up to October 16, 2007, and CIE.

CIE includes the corporate, financing and investing activities of ACE. ACE’s investments in Aeroplan, Jazz and ACTS were changed in 2007 from the consolidation to equity method of accounting reported under the CIE segment.  As of May 9, 2008 and February 7, 2008, ACE no longer equity accounts for Aeroplan (Note 5) and Jazz (Note 5), respectively, but distributions from Aeroplan and Jazz are recorded in the CIE segment.  CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions (up to March 14, 2007) and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract basis of accounting for engine and component maintenance services, up to October 16, 2007) versus the expense recognition in Air Canada and Jazz, which is as the work is completed. In addition, consolidation adjustments were made related to the timing of revenue and expense recognition pertaining to power-by-the-hour contracts. Subsequent to the change in accounting for ACE’s investments in Aeroplan and ACTS, these consolidation adjustments are no longer recorded in CIE.  Future income taxes are recorded within the applicable taxable entities and are not allocated to non-taxable entities.

The Aeroplan consolidation adjustments recorded within CIE for the period when Aeroplan was consolidated related mainly to the revenue recognition timing difference from when Aeroplan records revenues, which is at the time a Mile is redeemed for travel, to the consolidated accounting policy of revenue recognition at the time reward transportation is provided. In addition, within the Aeroplan segment of the ACE consolidated financial statements, Aeroplan revenue from the redemption of Miles is recorded in Other revenue, whereas on the consolidated financial statements, Miles redeemed for travel on Air Canada and Jazz are recorded in Passenger revenue. This results in an elimination of certain Aeroplan Other revenue amounts within CIE to reflect the consolidated recognition of Aeroplan Miles redeemed for travel on Air Canada and Jazz within Passenger revenue. This also results in an adjustment to passenger revenue recorded within CIE. In the Aeroplan segment information, the cost to Aeroplan of purchasing rewards is recorded in other operating expenses.

Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

A reconciliation of the total amounts reported by each business segment to the applicable amounts in the consolidated financial statements follows:

	Three Months Ended September 30
			2008						2007*
	Air Canada	CIE	Total ACE	Air Canada	Aeroplan	Jazz	ACTS	CIE	Total ACE
Passenger revenue	$2,766	$-	$2,766	$2,660	$-	$-	$-	$-	$2,660
Cargo revenue	139	-	139	132	-	-	-	-	132
Other revenue	170	-	170	142	-	-	71	17	230
External revenue	3,075	-	3,075	2,934	-	-	71	17	3,022
Inter-segment revenue	-	-	-	20	-	-	173	(193)	-
Total revenues	3,075	-	3,075	2,954	-	-	244	(176)	3,022
Wages, salaries and benefits	472	7	479	478	-	-	83	(3)	558
Aircraft fuel	1,064	-	1,064	716	-	-	-	-	716
Aircraft rent	67	-	67	66	-	-	-	-	66
Airport and navigation fees	275	-	275	284	-	-	-	-	284
Aircraft maintenance	127	-	127	155	-	-	66	(136)	85
Communications and information technology	69	-	69	70	-	-	4	(3)	71
Food, beverages and supplies	86	-	86	88	-	-	-	-	88
Depreciation, amortization and obsolescence	176	(2)	174	144	-	-	10	(7)	147
Commissions	54	-	54	54	-	-	-	-	54
Capacity purchase with Jazz	243	-	243	234	-	-	-	-	234
Other	330	2	332	314	-	-	76	(11)	379
Total operating expenses	2,963	7	2,970	2,603	-	-	239	(160)	2,682
Operating income (loss)	112	(7)	105	351	-	-	5	(16)	340
Interest income	13	6	19	21	-	-	-	4	25
Interest expense	(72)	(15)	(87)	(82)	-	-	(4)	(10)	(96)
Interest capitalized	6	-	6	24	-	-	-	-	24
Gain (loss) on assets	-	-	-	(2)	-	-	-	4	2
Loss on financial instruments recorded at fair value	(93)	-	(93)	(2)	-	-	-	-	(2)
Equity and other investment income (loss)	-	(19)	(19)	-	-	-	-	27	27
Other non-operating expense	(1)	-	(1)	(4)	-	-	(2)	(1)	(7)
Non-controlling interest	(2)	32	30	-	-	-	-	(69)	(69)
Foreign exchange gain (loss)	(87)	-	(87)	104	-	-	-	-	104
Provision for income taxes	(8)	-	(8)	(137)	-	-	-	13	(124)
Segment income (loss)	$(132)	$(3)	$(135)	$273	$-	$-	$(1)	$(48)	$224

*Effective March 14, 2007, May 24, 2007, and October 16, 2007, the results and financial position of Aeroplan, Jazz and ACTS Aero, respectively, are not consolidated with ACE (Note 1).  ACTS Aero equity investment income is recorded within CIE prospectively from October 16, 2007.  Aeroplan and Jazz equity investment income is recorded up to May 9, 2008 and February 7, 2008 respectively. Subsequent to these effective dates, distribution income from Aeroplan and Jazz is recorded within CIE.  For the three months ending September 30, 2008, equity income (loss) of ($19) relating to ACE’s equity investments is included in Equity and other investment income (loss).

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

	Nine Months Ended September 30
			2008						2007*
	Air Canada	CIE	Total ACE	Air Canada	Aeroplan	Jazz	ACTS	CIE	Total ACE
Passenger revenue	$7,531	$-	$7,531	$7,133	$-	$-	$-	$15	$7,148
Cargo revenue	402	-	402	407	-	-	-	-	407
Other revenue	650	1	651	479	198	3	184	(113)	751
External revenue	8,583	1	8,584	8,019	198	3	184	(98)	8,306
Inter-segment revenue	1	(1)	-	114	3	610	571	(1,298)	-
Total revenues	8,584	-	8,584	8,133	201	613	755	(1,396)	8,306
Wages, salaries and benefits	1,433	29	1,462	1,452	17	139	259	15	1,882
Aircraft fuel	2,627	-	2,627	1,937	-	125	-	(124)	1,938
Aircraft rent	199	-	199	220	-	57	-	(16)	261
Airport and navigation fees	771	-	771	784	-	80	-	(81)	783
Aircraft maintenance	502	-	502	584	-	50	224	(510)	348
Communications and information technology	214	-	214	208	7	2	12	(13)	216
Food, beverages and supplies	244	-	244	246	-	6	-	-	252
Depreciation, amortization and obsolescence	520	(6)	514	408	3	9	30	(8)	442
Commissions	154	-	154	164	-	-	-	-	164
Capacity purchase with Jazz	711	-	711	696	-	-	-	(386)	310
Special charge for labour restructuring	-	-	-	-	-	-	15	-	15
Other	1,102	8	1,110	1,073	134	83	198	(200)	1,288
Total operating expenses	8,477	31	8,508	7,772	161	551	738	(1,323)	7,899
Operating income (loss) before under noted item	107	(31)	76	361	40	62	17	(73)	407
Provision for cargo investigations	(125)	-	(125)	-	-	-	-	-	-
Operating income (loss)	(18)	(31)	(49)	361	40	62	17	(73)	407
Interest income	46	21	67	70	3	2	-	11	86
Interest expense	(231)	(39)	(270)	(259)	(3)	(3)	(14)	(36)	(315)
Interest capitalized	31	-	31	88	-	-	-	-	88
Gain (loss) on assets	(29)	990	961	19	-	-	-	8	27
Gain on financial instruments recorded at fair value	60	-	60	26	-	-	-	-	26
Equity and other investment income (loss)	-	(2)	(2)	-	-	-	-	54	54
Other non-operating income (expense)	(3)	1	(2)	(14)	(1)	1	(2)	8	(8)
Non-controlling interest	(8)	70	62	(6)	-	-	-	(142)	(148)
Foreign exchange gain (loss)	(128)	-	(128)	297	-	-	(1)	(1)	295
Provision for income taxes	(18)	(199)	(217)	(188)	-	-	-	(54)	(242)
Segment income (loss)	$(298)	$811	$513	$394	$39	$62	$-	$(225)	$270

*Effective March 14, 2007, May 24, 2007, and October 16, 2007, the results and financial position of Aeroplan, Jazz and ACTS Aero, respectively, are not consolidated with ACE (Note 1).  ACTS Aero Aero equity investment income is recorded within CIE prospectively from October 16, 2007.  Aeroplan and Jazz equity investment income is recorded up to May 9, 2008 and February 7, 2008 respectively. Subsequent to these effective dates, distribution income from Aeroplan and Jazz is recorded within CIE.  For the nine months ending September 30, 2008, equity income (loss) of ($7) relating to ACE’s equity investments is included in Equity and other investment income (loss).

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

Included within Depreciation, amortization and obsolescence is depreciation of property and equipment for Quarter 3, 2008, within the Air Canada segment of $163 (nine months ended September 30, 2008 - $483).

For 2007 this is broken down by segment as follows: Air Canada $132 (nine months ended September 30, 2007 - $376), Aeroplan nil (nine months ended September 30, 2007 - nil), Jazz nil (nine months ended September 30, 2007 - $9), ACTS $2 (nine months ended September 30, 2007 - $6), and CIE ($2) (nine months ended September 30, 2007 – ($3)).

Geographic Information

	Three Months Ended		Nine Months Ended
	September 30		September 30
Passenger revenues	2008	2007*	2008	2007*

Canada	$1,150	$1,140	$3,148	$3,005
US Transborder	467	470	1,455	1,431
Atlantic	631	597	1,489	1,434
Pacific	328	309	775	759
Other	190	144	664	519
	$2,766	$2,660	$7,531	$7,148

	Three Months Ended		Nine Months Ended
	September 30		September 30
Cargo revenues	2008	2007*	2008	2007*

Canada	$27	$28	$77	$79
US Transborder	5	6	14	19
Atlantic	49	51	167	158
Pacific	46	39	110	122
Other	12	8	34	29
	$139	$132	$402	$407
*Effective May 24, 2007 the results and financial position of Jazz are not consolidated within ACE (Note 1).

Passenger and cargo revenues are based on the actual flown revenue for flights with an origin and destination in a specific country or region. Atlantic refers to flights that cross the Atlantic Ocean with origins and destinations principally in Europe. Pacific refers to flights that cross the Pacific Ocean with origins and destinations principally in Asia. Other passenger and cargo revenues refer to flights with origins and destinations principally in South America, South Pacific, and the Caribbean.  Other operating revenues are principally derived from customers located in Canada. Passenger revenues includes revenues from Aeroplan related to Aeroplan rewards net of purchase of Aeroplan miles of $73 for Quarter 3, 2008 ($143 for the nine months ended September 30, 2008) and $61 for Quarter 3, 2007 ($123 for the nine months ended September 30, 2007).

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

Segment Asset Information

	September 30, 2008
	Air Canada	CIE	Total

Cash and cash equivalents	$497	$824	$1,321
Short-term investments	617	-	617
	$1,114	$824	$1,938
Equity investment (ACTS Aero)	$-	$64	$64
Additions to capital assets - nine months	$733	$-	$733
Total assets	$11,339	$587	$11,926

	December 31, 2007
	Air Canada	CIE	Total

Cash and cash equivalents	$527	$1,773	$2,300
Short-term investments	712	127	839
	$1,239	$1,900	$3,139
Equity investments (Aeroplan, Jazz, ACTS Aero)	$-	$(56)	$(56)
Additions to capital assets (a)	$2,596	$-	$2,622
Total assets	$11,820	$1,934	$13,754

(a) The consolidated total includes additions to capital assets of $10 for Jazz and $16 for ACTS, that were segments up to
May 24, 2007 and October 16, 2007 respectively.

The total assets of CIE is net of the inter-company eliminations between segments and ACE.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

9. RELATED PARTY TRANSACTIONS

At September 30, 2008 ACE holds a 75% ownership interest in Air Canada. Air Canada has various related party transactions with ACTS Aero, an ACE related entity.  Subsequent to the sale of Jazz units on January 24, 2008 and the termination of the Securityholders’ Agreement on February 7, 2008, ACE no longer exercised significant influence over Jazz. Refer to Note 13 – Capacity Purchase Agreement for a summary of transactions under the Jazz CPA. Subsequent to the sale on April 24, 2008 and the termination of the Securityholders’ Agreement on May 9, 2008, ACE no longer exercised significant influence over Aeroplan.

Related party trade balances, as outlined below, mainly arise from the provision of services, including the allocation of employee related costs.  Trade balances between the related parties have trade terms which generally require payment 30 days after receipt of invoice.

The related party balances resulting from the application of the related party agreements were as follows:

	September 30	December 31
	2008	2007
Accounts receivable
ACTS Aero (Air Canada)	$88	$75
Prepaid Maintenance
ACTS Aero (Air Canada)	$7	$24
Accounts payable and accrued liabilities
ACTS Aero (Air Canada)	$45	$88

Refer to Note 13 – Jazz Capacity Purchase Agreement for transactions with Jazz. Up until October 15, 2007 the results and financial position of ACTS are consolidated within ACE (Note 8). The related party revenues and expenses with ACTS Aero are summarized as follows:

	Three Months Ended	Nine Months Ended
	September 30	September 30
	2008	2008
Revenues
Property rental revenues (ACTS Aero)	$4	$22
Revenues from information technology services (ACTS Aero)	4	11
Revenues from corporate services and other (ACTS Aero)	3	20
	$11	$53
Expenses
Maintenance expense for services (ACTS Aero)	$93	$368
Recovery of wages, salary and benefit expense for employees
assigned to ACTS Aero	(57)	(192)
	$36	$176

Refer to Note 15 – Subsequent Events for information regarding a new agreement with Aveos.

Air Canada Vacations

During 2007, ACE sold its remaining 49% interest in Air Canada Vacations to Air Canada for proceeds of $10.  Air Canada Vacations is now 100% owned by Air Canada and ACE’s indirect interest in Air Canada Vacations was reduced from 87.25% to 75%.   As a result of the sale, ACE recorded a dilution gain of $3 related to the non-controlling interest in Air Canada in Other non-operating income (expense).

Air Canada

During Quarter 3, 2008, ACTS LP settled certain contracts with Air Canada for $8, in relation to the monetization of ACTS LP in October 2007.  These contracts were accounted for as equity transactions, with a resulting dilution loss of $2 recorded in Non-controlling interest.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

10. COMMITMENTS

The table below provides Air Canada’s current contractual obligations as at September 30, 2008 related to operating lease obligations and committed capital expenditures.

	Remainder of 2008	2009	2010	2011	2012	Thereafter	Total

Operating lease commitments	$ 78	$ 317	$ 307	$ 240	$ 221	$ 774	$ 1,937
Committed capital expenditures	51	149	86	87	471	3,897	4,741
	$ 129	$ 466	$ 393	$ 327	$ 692	$ 4,671	$ 6,678

Boeing 777

Air Canada expects that the delivery of two Boeing 777 aircraft originally scheduled for delivery during the third quarter of 2008 will be delayed to 2009 by Boeing.  Air Canada’s capital expenditure projections have been amended to reflect this expected delay.

Boeing 787

Boeing has notified Air Canada that its first Boeing 787 aircraft originally scheduled for delivery in February 2010 is scheduled for delivery in January 2012, with additional deliveries, originally scheduled for completion between 2010 and 2014, being delayed by approximately two to two and a half years.  Air Canada’s capital expenditure projections, including the predelivery payments, have been amended to reflect this delay.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

11. CONTINGENCIES

Investigations by Competition Authorities Relating to Cargo

The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges, of a number of airlines and cargo operators, including Air Canada, a number of whom, including Air Canada, have received a statement of objections from the European Commission that sets out the European Commission's preliminary assessment in relation to such matter.  Air Canada has provided its reply to the statement of objections. Competition authorities have sought or requested information from Air Canada as part of their investigations. Air Canada is cooperating with these investigations, which are likely to lead to proceedings against Air Canada and a number of airlines and other cargo operators in certain jurisdictions. Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations.

During Quarter 1, 2008, Air Canada recorded a provision of $125 as a preliminary estimate.  This estimate is based upon the current status of the investigations and proceedings and Air Canada’s assessment as to the potential outcome for certain of them.  This provision does not address the proceedings in all jurisdictions, but only where there is sufficient information to do so.  Management has determined it is not possible at this time to predict with any degree of certainty the outcome of all proceedings.  Additional material provisions may be required.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

12. CAPITAL MANAGEMENT

ACE is an investment holding company of aviation interests which include, as at September 30, 2008, a controlling interest in Air Canada, and a non-controlling interest in ACTS Aero.  ACE manages its capital at the parent company level separately from the capital of its subsidiary, Air Canada.  Each of the ACE and Air Canada Boards of Directors approves, the ACE or Air Canada objectives and policies for managing capital as the case may be.  For purposes of disclosure of capital management, the Corporation has provided separate information about ACE and Air Canada.  The ACE information is provided at the parent company level as if its investments were not consolidated and for Air Canada information is provided based on its consolidated financial statements.

ACE

ACE views capital as the sum of parent company debt consisting of convertible notes, convertible preferred shares, non-controlling interest and shareholders’ equity.  This definition of capital is used by management and may not be comparable to measures presented by other public companies.  Capital managed by ACE, summarized from the consolidated statement of financial position, follows:

	September 30	December 31
	2008	2007

Convertible senior notes*	$283	$273
Convertible preferred shares*	200	182
Non-controlling interest	695	757
Shareholders' equity*	1,658	3,217
Capital	$2,836	$4,429

* For accounting purposes, the convertible senior notes and convertible preferred shares are presented as compound instruments.  The carrying values ascribed to the holders’ conversion options within the senior notes and preferred shares, included in shareholders’ equity as at September 30, 2008, amount to $90 ($90 as at December 31, 2007) and $117 ($117 as at December 31, 2007), respectively.

ACE’s business strategy, to surface shareholder value and to return capital to its shareholders, has influenced its capital management objectives.

Consistent with ACE’s strategy to surface shareholder value, in the nine months ended September 30, 2008, ACE sold the remaining 40.3 million trust units of Aeroplan Income Fund for net proceeds of $692, and realized a gain on disposal of $830 ($684 after tax).  ACE also sold the remaining 24.7 million trust units of Jazz Air Income Fund for net proceeds of $182 and realized a gain on disposal of $167 ($133 after tax).  As at September 30, 2008, ACE has retained ownership interests in Air Canada (75.0%) and ACTS Aero (27.8%).  ACE no longer has any ownership interest in Aeroplan or Jazz.

During Quarter 2, 2008, ACE returned capital to its shareholders by way of a substantial issuer bid, wherein ACE completed the purchase and cancellation of 22.7 million common shares for an aggregate purchase price of $500.

During Quarter 1, 2008, ACE returned capital to its shareholders by way of a substantial issuer bid, wherein ACE completed the purchase and cancellation of 49.9 million common shares for an aggregate purchase price of $1,498.

As at September 30, 2008, ACE’s capital amounted to $2,836, a decline of $1,593 during the nine months ended September 30, 2008 ($4,429 as at December 31, 2007) mainly due to the issuer bids. As at September 30, 2008, ACE unconsolidated cash, cash equivalents and short-term investments amounted to $824 ($1,900 as at December 31, 2007).

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

Air Canada

Air Canada views capital as the sum of long-term debt, non-controlling interest, capitalized operating leases and shareholders’ equity.  Air Canada currently has predelivery financing arranged, which is related to future deliveries, and as the aircraft have not yet been delivered, this debt is excluded from the capital base.  Air Canada includes capitalized operating leases, which is a measure commonly used in the industry ascribing a value to obligations under operating leases.  The value is based on annualized aircraft rent expense multiplied by 7.5, which is a factor commonly used in the airline industry.  The measure used may not necessarily reflect the fair value or net present value related to the future minimum lease payments as the measure is not based on the remaining contractual payments and the factor may not recognize discount rates implicit in the actual leases or current rates for similar obligations with similar terms and risks.  This definition of capital is used by management and may not be comparable to measures presented by other public companies.

Air Canada also monitors its ratio of adjusted net debt to net debt plus shareholders’ equity. Adjusted net debt is calculated as the sum of long-term debt, non-controlling interest and capitalized operating leases less cash, cash equivalents and short-term investments.

Air Canada's main objectives when managing capital are:

▪	to structure repayment obligations in line with the expected life of Air Canada’s principal revenue generating assets;

▪
to ensure Air Canada has access to capital to fund Air Canada’s fleet renewal and refurbishment program and to ensure adequate cash levels to withstand deteriorating economic conditions that may arise;

▪	to maintain an appropriate balance between debt supplied capital versus investor supplied capital as measured by the adjusted net debt to net debt plus equity ratio; and

▪	to maintain Air Canada’s credit ratings to facilitate access to capital markets at competitive interest rates.

In order to maintain or adjust the capital structure, Air Canada may adjust the type of capital utilized, including purchase versus lease decisions, defer or cancel aircraft expenditures by not exercising available options or selling current aircraft options and issuing debt or equity securities, all subject to market conditions and the terms of the underlying third party agreements.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

Air Canada’s total capital as at September 30, 2008 and December 31, 2007 is calculated as follows:

	September 30	December 31
	2008	2007

Long-term debt and capital lease obligations	$3,962	$4,006
Current portion of long-term debt and capital lease obligations	408	413
	4,370	4,419
Non-controlling interest	192	184
Capitalized operating leases	1,958	2,115
Less predelivery financing included in long-term debt	(140)	(521)
Adjusted debt and non-controlling interest	6,380	6,197
Shareholders' equity	2,049	2,443
Total Capital	$8,429	$8,640
Adjusted debt and non-controlling interest	$6,380	$6,197
Less cash, cash equivalents and short-term investments	(1,114)	(1,239)
Adjusted net debt and non-controlling interest	$5,266	$4,958
Adjusted net debt to adjusted net debt plus shareholders' equity ratio	72.0%	67.0%

The deterioration from December 31, 2007 in the ratio is attributable, mainly to the decrease in shareholders’ equity recorded during the nine months ended September 30, 2008.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

13. JAZZ CAPACITY PURCHASE AGREEMENT

Air Canada and Jazz are parties to the Jazz CPA pursuant to which Air Canada purchases substantially all of Jazz’s fleet capacity based on predetermined rates, in addition to reimbursing Jazz, without mark-up, for certain pass-through costs as defined in the Jazz CPA which include fuel, airport and user fees and other. The fees include both a variable component that is dependent on Jazz aircraft utilization and a fixed component and are recorded in the applicable category within the operating expenses in the results of Air Canada.  Refer to Note 22 – Related Party Transactions in the 2007 annual consolidated financial statements of the Corporation for further details regarding the Jazz CPA.  Up until May 24, 2007, the results of Jazz are consolidated within ACE (Note 1).

The following table outlines CPA and pass-through costs for the period:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2008	2007	2008	2007

Expenses from CPA with Jazz	$243	$234	$711	$696
Pass through fuel expense from Jazz	131	84	339	236
Pass through airport expense from Jazz	53	54	153	153
Pass through other expense from Jazz	4	5	25	25
	$431	$377	$1,228	$1,110

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

14. RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

The consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”). The following table represents the significant reconciling items between US GAAP and Canadian GAAP. For a complete discussion of US and Canadian GAAP differences, refer to Note 23 to the 2007 annual consolidated financial statements of ACE.

	Three Months Ended		Nine Months Ended
	September 30		September 30
(Canadian dollars in millions except per share data)	2008	2007	2008	2007

Income (loss) for the period in accordance with Canadian GAAP	$(135)	$224	$513	$270
Convertible securities (2)	60	28	132	137
Derivative financial instruments (3)	(392)	11	(117)	52
Distributions	-	-	-	9
Stock-based compensation	-	(1)	-	(3)
Aircraft leases	(1)	(1)	(3)	(3)
Amortization of intangible assets	(7)	(18)	(20)	(21)
Post-employment benefits (5)	(4)	(4)	(8)	10
Pension benefits (4)	(1)	-	-	-
Sale of Jazz Air Income Fund units (7)	-	-	12	-
Sale of Aeroplan Income Fund units (6)	-	-	(87)	-
Non-controlling interest (9)	76	2	32	(6)
Income (loss) adjustments for the period before the following	(269)	17	(59)	175
Income tax adjustment	98	4	32	31
Respective period income (loss) adjustments in accordance with US GAAP	(171)	21	(27)	206
Income (loss) for the period in accordance with US GAAP	$(306)	$245	$486	$476
Total comprehensive income (loss) for the period in accordance with Canadian GAAP	$(423)	$224	$413	$272
Respective period income (loss) adjustments in accordance with US GAAP	(171)	21	(27)	206
Defined benefit pension plans: (a) (4)
Net actuarial (loss) gain arising during the period	(64)	-	(237)	703
Amortization of net actuarial loss included in net periodic
pension cost	1	-	2	3
Jazz Air Income Fund defined benefit pension plans (7)	-	-	2	-
Derivative financial instruments (a) (3)	288	(8)	100	(32)
Total comprehensive income (loss) for the period in accordance with US GAAP	$(369)	$237	$253	$1,152
Earnings (loss) per share – US GAAP (10)
- Basic	$(8.92)	$2.32	$9.41	$4.46
- Diluted	$(8.92)	$1.95	$6.78	$3.89

(a)	All items in Other Comprehensive Income are shown net of tax.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

	September 30	December 31
	2008	2007

Intangible assets
Balance under Canadian GAAP	$669	$647
Goodwill	883	889
Balance under US GAAP	$1,552	$1,536

Deposits and other assets
Balance under Canadian GAAP	$548	$578
Aircraft leases	(10)	(6)
Convertible securities (2)	4	6
Deferred finance charges	43	42
Pension asset adjustment (4)	430	293
Investment in Jazz Air Income Fund (7)	-	(14)
Investment in ACTS	10	10
Balance under US GAAP	$1,025	$909

Accounts payable and accrued liabilities
Balance under Canadian GAAP	$1,391	$1,249
Pension liability adjustment (4)	(221)	(90)
Convertible notes – embedded derivative (2)	-	47
Balance under US GAAP	$1,170	$1,206

Current portion of long-term debt and capital leases
Balance under Canadian GAAP	$408	$686
Convertible securities (2)	-	17
Balance under US GAAP	$408	$703

Long-term debt and capital leases
Balance under Canadian GAAP	$4,245	$4,006
Convertible securities (2)	12	-
Deferred finance charges	43	42
Balance under US GAAP	$4,300	$4,048

Convertible preferred shares
Balance under Canadian GAAP	$200	$182
Reclassification of convertible preferred shares (2)	(200)	(182)
Balance under US GAAP	$-	$-

Future income taxes
Balance under Canadian GAAP	$50	$50
Goodwill	112	112
Balance under US GAAP	$162	$162

Pension and other benefit liabilities
Balance under Canadian GAAP	$1,460	$1,824
Pension and post-retirement liability adjustment (4)	349	(154)
Pension and post-retirement liability adjustment - early measurement date (4)	13	-
Pension adjustment due to valuation allowance (4)	(1)	(1)
Post-employment benefits (5)	(78)	(86)
Post-employment benefits - early measurement date (5)	4	-
Balance under US GAAP	$1,747	$1,583

Certain items as at December 31, 2007 have been reclassified to conform to the current quarter’s presentation.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

	September 30	December 31
	2008	2007

Other long-term liabilities
Balance under Canadian GAAP	$367	$483
Convertible preferred shares – embedded derivative (2)	16	81
Investment in Aeroplan Income Fund (6)	-	(87)
Balance under US GAAP	$383	$477

Non-controlling interest
Balance under Canadian GAAP	$695	$757
Earnings allocation to non-controlling interest (9)	(19)	17
Additional non-controlling interest – Air Canada	202	202
Balance under US GAAP	$878	$976

Temporary equity
Balance under Canadian GAAP	$-	$-
Reclassification of convertible preferred shares (2)	235	219
Balance under US GAAP	$235	$219

Certain items as at December 31, 2007 have been reclassified to conform to the current quarter’s presentation.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

	September 30	December 31
	2008	2007

Shareholders’ equity
Share capital and other equity
Balance under Canadian GAAP	$307	$450
Reclassification of convertible preferred shares and convertible notes (2)	(207)	(207)
Future income tax	(19)	(19)
Goodwill recorded at fresh-start	1,596	1,596
Distributions	(7)	(7)
Labour related provisions	(23)	(23)
Substantial issuer bids (8)	(1,052)	-
Balance of Share capital and other equity under US GAAP	$595	$1,790

Contributed surplus
Balance under Canadian GAAP	$164	$504
Deconsolidation of Aeroplan	(260)	(260)
Distributions	(33)	(33)
Redemption of convertible notes	(1)	(1)
Substantial issuer bids (8)	199	-
Balance of Contributed surplus under US GAAP	$69	$210

Retained earnings
Balance under Canadian GAAP	$1,233	$2,209
Convertible securities (2)	(73)	(57)
Substantial issuer bids (8)	853	-
Change in pension and post-retirement measurement date (4)	(13)	-
Change in pension and post-retirement measurement date - Non-controlling interest	3	-
Change in post-employment measurement date (5)	(4)	-
Change in post-employment measurement date - Non-controlling interest	1	-
Current year income adjustments	(27)	203
Cumulative prior year adjustments:
Stock-based compensation	-	6
Future income tax	54	24
Goodwill	(94)	(94)
Intangible asset amortization	(39)	(11)
Derivative financial instruments	88	(30)
Pension and post-retirement benefits	1	-
Post-employment benefits	65	48
Aircraft leases	(7)	(3)
Distributions	13	4
Labour related provisions	23	23
Jazz dilution gain	(41)	(41)
Air Canada dilution gain	(202)	(202)
Convertible securities	90	(45)
Secondary offering of Aeroplan units	(48)	-
Secondary offering of Jazz units	30	-
Monetization of ACTS	(31)	-
Non-controlling interest	(20)	-
Balance of Retained earnings under US GAAP	$1,855	$2,034

Certain items as at December 31, 2007 have been reclassified to conform to the current quarter’s presentation.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

	September 30	December 31
	2008	2007

Accumulated other comprehensive income
Balance under Canadian GAAP	$(46)	$54
Current year adjustments to comprehensive income (a):
Defined benefit pension plans: (4)
Net actuarial (loss) gain arising during the period	(237)	484
Amortization of net actuarial loss included in net periodic pension cost	2	3
Jazz Air Income Fund defined benefit pension plans (7)	2	7
Derivative financial instruments (3)	100	(82)
Cumulative prior year adjustments to comprehensive income (a):
Minimum pension liability adjustment	-	(90)
Pension and post-retirement adjustment	270	(127)
Jazz Air Income Fund defined benefit pension plans	(2)	(9)
Derivative financial instruments (3)	(56)	26
Balance of Accumulated other comprehensive income under US GAAP	$33	$266
Balance of Shareholders’ equity under US GAAP	$2,552	$4,300

(a) All items in Other Comprehensive Income are shown net of tax.

Certain items as at December 31, 2007 have been reclassified to conform to the current quarter’s presentation.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

1.        Fair Value Measurements

In September 2006, the FASB issued FASB Statement 157 Fair Value Measurements (“FAS 157”), which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Beginning in fiscal year 2008, the Corporation has elected to partially adopt FAS 157 in accordance with FASB Staff Position No. FAS 157-2, which delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008. This applies to all non-recurring fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. This includes those measured at fair value in goodwill impairment testing, asset retirement obligations initially measured at fair value, exit and disposal costs initially measured at fair value, and those initially measured at fair value in a business combination.

The implementation of FAS 157 for financial assets and financial liabilities, effective January 1, 2008, did not have a material impact on the Corporation’s consolidated financial position and results of operations. The Corporation is currently assessing the impact of FAS 157 for non-financial assets and non-financial liabilities on its consolidated financial position and results of operations.

		Fair value measurements at reporting date using:
	September 30 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial Assets
Held-for-trading securities
Cash and cash equivalents	$1,321	$-	$1,321	$-
Short-term investments	617	-	617	-
Restricted cash	82	-	82	-
Deposits and other assets
Restricted cash	63	-	63	-
Asset-backed commercial
paper	29	-	-	29

Derivative instruments
Foreign exchange derivatives	56	-	56	-
Cross-currency interest rate
swaps	5	-	5	-
Interest rate swaps	9	-	9	-
Total	$2,182	$-	$2,153	$29

		Fair value measurements at reporting date using:
	September 30 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Financial Liabilities
Derivative instruments
Fuel derivatives (1)	$10	$-	$10	$-
Convertible preferred shares - embedded derivative	16	-	-	16
Convertible notes - embedded derivative	-	-	-	-
Total	$26	$-	$10	$16

(1)
The fuel derivatives above exclude fuel derivatives designated as hedges under Canadian GAAP which have a fair value of $6 in favour of the counterparties derived using significant other observable inputs (level 2).

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

The embedded derivatives in the preferred shares and convertible notes are considered Level 3 financial liabilities. The Corporation used a Black-Scholes option valuation model to determine the estimated fair value of the embedded derivatives as at September 30, 2008.  The assumptions used in preparing the Black-Scholes model included estimates for the risk-free interest rate, the expected volatility and the expected option life.

In making these assumptions, the Corporation considered relevant factors including the likely timing of redemption or conversion of the preferred shares and convertible senior notes based on the current value of the Corporation's share price.

Refer to Note 5 of the Quarter 3 2008 interim unaudited consolidated financial statements of ACE for a description of the inputs and the information used to develop those inputs relating to the Asset-Backed Commercial Paper.

	Fair value measurements at reporting date using significant unobservable inputs (Level 3)
	Asset-backed commercial paper	Convertible preferred shares - embedded derivative	Convertible notes - embedded derivative
Beginning balance - December 31, 2007	$ 29	$ (81)	$ (47)
Total gains or losses (realised/unrealised)
included in earnings	-	37	18
Ending balance - March 31, 2008	29	(44)	(29)
Total gains or losses (realised/unrealised)
included in earnings	-	(16)	20
Ending balance - June 30, 2008	29	(60)	(9)
Total gains or losses (realised/unrealised)
included in earnings	-	44	9
Ending balance - September 30, 2008	$ 29	$ (16)	$ -
The amount of total gains for the period included in earnings attributable to the change in unrealised gains relating to assets or liabilities still held at the reporting date	$ -	$ 65	$ 47

2.        Convertible securities

Preferred Shares

Under US GAAP, the convertible preferred shares contain an embedded derivative which has been reported separately as an Other long-term liability at its fair value of $16 as at September 30, 2008 ($81 as at December 31, 2007). The convertible preferred shares were initially recorded at $162 which is the proceeds received less direct costs of issuance and the fair value of the embedded derivative, as of the date of issuance, and is included in Temporary equity as the conditions of redemption are not solely within the control of the Corporation.

Convertible Notes

Under US GAAP the convertible notes were initially recorded at $260 which is the proceeds received before costs of issuance and the fair value of the embedded derivative, as of the date of issuance of $70. The direct costs of issuance of $11 are recorded in deferred charges. The adjustment also reflects a decrease to the liability related to the fair value of the embedded derivative and reduction to interest expense. The embedded derivative is reported as Other long-term liabilities at its fair value of nil as at September 30, 2008 (reported as Accounts payable and accrued liabilities, $47 as at December 31, 2007).

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

The summary impact of the convertible securities to the reconciliation of Canadian GAAP to US GAAP is as follows:
	Three months ended September 30
	Preferred shares		Convertible notes
	2008	2007	2008	2007

Gain on change in fair value of the embedded derivative	$44	$10	$9	$12
Credit to interest expense	6	5	1	1
Total	$50	$15	$10	$13

	Nine months ended September 30
	Preferred shares		Convertible notes
	2008	2007	2008	2007

Gain on change in fair value of the embedded derivative	$65	$105	$47	$14
Credit to interest expense	17	15	3	3
Total	$82	$120	$50	$17

3.        Financial instruments & hedge accounting

Under Canadian GAAP, the Corporation has designated its fuel derivatives as cash flow hedges while under US GAAP, the Corporation has elected not to designate its fuel derivatives as cash flow hedges.

The adjustment reflects the reclassification of the “Net (loss) gains on fuel derivatives under hedge accounting” under Canadian GAAP of ($244) (net of tax recovery of $84) for the three months and $29 (net of tax expense of $44) for the nine months ended September 30, 2008; and the “Reclassification of net realized (gains) losses on fuel derivatives to income” under Canadian GAAP of ($44) (net of tax recovery of $20) for the three months and ($129) (net of tax recovery of $61) for the nine months ended September 30, 2008 from OCI to earnings.

4.        Pension and post-retirement benefits

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132 (R) (“FAS 158”). FAS 158 requires an employer to (i) recognize the overfunded or underfunded status of a defined benefit plan (other than a multiemployer plan) as an asset or liability with changes in that funded status recognized through comprehensive income; and (ii) measure the funded status of a plan as of the year-end date. FAS 158 also specifies additional disclosure requirements.

Funded status

The US GAAP requirement to initially recognize the funded status of a defined benefit plan and to provide the required disclosures was effective as of the end of the fiscal year ending after December 15, 2006.

The US GAAP adjustment is to recognize the funded status of benefit plans in the balance sheet by aggregating overfunded plans separately from underfunded plans and recording the resulting amounts as an asset and a liability, respectively. The current portion of the liability represents the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next twelve months exceeds the fair value of plan assets. The actuarial gains or losses and past service costs or credits that arise during the period are recognized as a component of other comprehensive income, net of tax. Under Canadian GAAP, these amounts are not recorded on the balance sheet until the period in which they affect earnings. Furthermore, under Canadian GAAP, the current portion of the liability represents the past service contributions for the Domestic Registered Plans scheduled to be paid in the next twelve months.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

For the three months ended September 30, 2008, the adjustment under US GAAP is a decrease to other comprehensive income of $63, an increase to deposits and other assets of $122 and an increase to pension and other benefit liabilities of $121. This adjustment includes a valuation allowance of $64 related to Quarter 2, 2008.

For the nine months ended September 30, 2008, the adjustment under US GAAP is a decrease to other comprehensive income of $235, an increase to deposits and other assets of $137 and an increase to pension and other benefit liabilities of $372. The related tax asset of $64 has been offset by a valuation allowance.

Change in measurement date

The US GAAP requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008 and has been adopted in the first quarter of 2008 through opening retained earnings. The implementation of the change in measurement date to December 31 resulted in an increase to pension and other benefit liabilities offset by a decrease to opening retained earnings of $13 (due to Pension benefit plans of $7 and Post-retirement benefit plans of $6).

Limit on carrying value of accrued benefit asset

In addition to the above adjustment relating to the recognition of the funded status of a defined benefit plan, under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, an entity should recognize a valuation allowance for any excess of the adjusted benefit asset over the expected future benefit. The accrued benefit asset should be presented on the entity's balance sheet net of the valuation allowance. A change in the valuation allowance should be recognized in income for the period in which the change occurs. Under US GAAP, the recognition of a valuation allowance is not permitted. Included in the adjustment is the reversal of the valuation allowance recognized under Canadian GAAP.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

Components of US GAAP net periodic cost of defined benefit plans

The components of US GAAP net periodic cost of defined benefit plans include the following:

	Three months ended September 30
	Pension Benefits		Other Benefits
	2008	2007	2008	2007

Service cost	$53	$62	$17	$18
Interest cost	175	162	13	12
Expected return on plan assets	(206)	(192)	-	-
Amortization of prior service cost	-	-	-	-
Amortization of net transition obligation	-	-	-	-
Amortization or recognition of experience (gains) losses	1	2	-	-
Total	$23	$34	$30	$30

	Nine months ended September 30
	Pension Benefits		Other Benefits
	2008	2007	2008	2007

Service cost	$156	$192	$51	$54
Interest cost	526	489	39	37
Expected return on plan assets	(618)	(578)	-	-
Amortization of prior service cost	-	-	-	-
Amortization of net transition obligation	-	-	-	-
Amortization or recognition of experience (gains) losses	3	6	(4)	(22)
Total	$67	$109	$86	$69

As of September 30, 2008 the Corporation had contributed $333 to its defined benefit pension plans. The Corporation expects to contribute an additional $123 during the remainder of 2008.

5.        Post-employment benefits

Under Canadian GAAP, the actuarial gains and losses related to post-employment benefits, which are non-accumulating, are amortized over the average expected period that the benefits will be paid. Under US GAAP, the actuarial gains and losses related to post-employment benefits, which are non-accumulating, are included in income in the period that they arise.

The implementation of the change in measurement date to December 31 resulted in an increase to pension and other benefit liabilities offset by a decrease to opening retained earnings of $4 due to post-employment benefit plans.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

6.        Sale of Aeroplan Income Fund units

As described in Note 5 of the Quarter 3 2008 interim unaudited consolidated financial statements of ACE, on April 21, 2008 ACE sold a total of 20.4 million trust units of AIF at a price of $17.50 per unit representing total net proceeds to ACE of $343 and realized a gain on sale of $413 ($340 after tax) under Canadian GAAP.

On June 2, 2008, ACE sold the remaining trust units of AIF for total net proceeds to ACE of $349, and realized a gain on sale of $417 ($344 after tax) under Canadian GAAP.

The accounting is the same under US and Canadian GAAP. The difference that arises is due to a difference in the US GAAP carrying value of the Aeroplan investment.

The April 21, 2008 US GAAP adjustment is a decrease to the gain on sale of $44 offset by an increase to the negative investment of $44 which results in a realized gain on sale of $369 under US GAAP.

The June 2, 2008 US GAAP adjustment is a decrease to the gain on sale of $43 offset by an increase to the negative investment of $43 which results in a realized gain on sale of $374 under US GAAP.

7.        Sale of Jazz Air Income Fund units

As described in Note 5 of the Quarter 3 2008 interim unaudited consolidated financial statements of ACE, on January 24, 2008 ACE sold a total of 13 million trust units of JAIF at a price of $7.45 per unit representing total net proceeds to ACE of $97 and realized a gain on sale of $89 ($71 net of taxes) under Canadian GAAP.

On June 2, 2008, ACE sold its remaining trust units of JAIF for total net proceeds to ACE of $85, and realized a gain on sale of $78 ($62 net of taxes). Net realized gains of $65, net of tax of $14, were taken into income from OCI under Canadian GAAP.

The accounting is the same under US and Canadian GAAP. The difference that arises is due to a difference in the US GAAP carrying value of the Jazz investment.

The January 24, 2008 US GAAP adjustment is an increase to the gain on sale of $6, an increase to the Jazz investment of $7 and an increase in OCI of $1.  The adjustments result in a realized gain on sale of $95 under US GAAP.

With the reduction of the ownership interest below 20% and the termination of the Securityholders’ Agreement on February 7, 2008, ACE no longer had significant influence over Jazz. The US GAAP adjustment is an increase to the Jazz investment of $1 offset by an increase in OCI of $1.

The equity investment ACE had in Jazz was classified as available-for-sale and unrealized period changes in fair value were recorded in OCI.  The adjustment to fair value recorded in OCI amounted to $71, net of tax of ($15) under Canadian GAAP during Quarter 1, 2008. The Quarter 1 2008 US GAAP adjustment is an increase to the Jazz investment of $6 offset by an increase in OCI of $6.

The June 2, 2008, US GAAP adjustment is an increase to the gain on sale of $6 offset by a decrease in OCI of $6.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

8.        Substantial Issuer Bids

Substantial Issuer Bid – January 2008

As described in Note 7 of the Quarter 3 2008 interim unaudited consolidated financial statements of ACE, on January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A Variable Voting Shares and 9,894,166 Class B Voting Shares at $30.00 per share for an aggregate purchase price of $1,498 in accordance with the terms of a substantial issuer bid.

Upon purchase and cancellation by ACE of the Class A Variable Voting Shares and Class B Voting Shares, Share capital decreased by $115, Contributed surplus decreased by $228, and Retained earnings decreased by $1,155 under Canadian GAAP.

The accounting is the same under US and Canadian GAAP. The difference that arises is due to a difference in carrying value of the US GAAP shareholder’s equity.

The US GAAP adjustment is a decrease to share capital of $729, an increase to contributed surplus of $138 and an increase to retained earnings of $591.

Substantial Issuer Bid – June 2008

On June 18, 2008, ACE accepted for purchase and cancellation a total of 12,537,084 Class A Variable Voting Shares and 10,190,187 Class B Voting Shares at $22.00 per share for an aggregate purchase price of $500 in accordance with the terms of a substantial issuer bid.

Upon purchase and cancellation by ACE of the Class A Variable Voting Shares and Class B Voting Shares, Share capital decreased by $65, Contributed surplus decreased by $101, and Retained earnings decreased by $334 under Canadian GAAP.

As described above, the accounting is the same under US and Canadian GAAP. The difference that arises is due to a difference in carrying value of the US GAAP shareholder’s equity.

The US GAAP adjustment is a decrease to share capital of $323, an increase to contributed surplus of $61 and an increase to retained earnings of $262.

9.        Non-controlling interest

The non-controlling interest adjustment reflects the deduction made in the amount of the 25% non-controlling interest's proportion of Air Canada's income or loss adjustments as ACE holds a 75% direct ownership interest in Air Canada.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

10.      Earnings per share
	Three Months Ended		Nine Months Ended
	September 30		September 30
(Canadian dollars in millions except per share data)	2008	2007	2008	2007

Numerator:
Numerator for basic earnings (loss) per share:
Income (loss) for the period	$(306)	$245	$486	$476
Accretion of convertible preferred shares (a)	(6)	(4)	(16)	(14)
Adjusted numerator for earnings (loss) per share	(312)	241	470	462
Effect of potential dilutive securities:
Convertible preferred shares (b)	6	4	16	14
Convertible notes (b)	8	6	18	18
Add back anti-dilutive impact	(14)	-	-	-
Adjusted earnings (loss) for diluted earnings per share	$(312)	$251	$504	$494

Denominator:
Denominator for basic earnings (loss) per share:
Weighted-average shares	35	103	50	103
Effect of potential dilutive securities:
Convertible preferred shares	12	11	11	11
Convertible notes	13	12	13	11
Stock options	-	2	-	2
Add back anti-dilutive impact	(25)	-	-	-
Adjusted weighted-average shares for diluted earnings (loss) per share	35	128	74	127
Basic earnings (loss) per share	$(8.92)	$2.32	$9.41	$4.46
Diluted earnings (loss) per share	$(8.92)	$1.95	$6.78	$3.89

(a)	Income is reduced by the accretion of the convertible preferred shares under US GAAP to obtain income available to common shareholders.

(b)
The adjustment to the numerator under US GAAP is different than the adjustment to the numerator under Canadian GAAP due to the difference in the value recorded at inception as described in item 2 and the difference in accretion rates.

11.      Recently issued accounting standards effective in the period

Fair Value Measurements

In September 2006, the FASB issued FASB Statement 157 Fair Value Measurements (“FAS 157”), which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Beginning in fiscal year 2008, the Corporation has elected to partially adopt FAS 157 in accordance with FASB Staff Position No. FAS 157-2, which delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008. This applies to all non-recurring fair value measurements of non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. This includes those measured at fair value in goodwill impairment testing, asset retirement obligations initially measured at fair value, exit and disposal costs initially measured at fair value, and those initially measured at fair value in a business combination.

The implementation of FAS 157 for financial assets and financial liabilities, effective January 1, 2008, did not have a material impact on the Corporation’s consolidated financial position and results of operations. The Corporation is currently assessing the impact of FAS 157 for non-financial assets and non-financial liabilities on its consolidated financial position and results of operations.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FASB Statement 159 The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”), which permits an entity to measure certain financial assets and financial liabilities at fair value. Under FAS 159, entities that elect the fair value option will report unrealized gains and losses in earnings at each subsequent reporting date. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions, as long as it is applied to the instrument in its entirety. FAS 159 became effective in Quarter 1, 2008, however the Corporation has decided not to adopt the fair value option for any of its existing financial instruments.

12.      Recently issued accounting standards

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FASB Statement 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133 (“FAS 161”), which amends the disclosure requirements for derivative instruments and hedging activities. FAS 161 requires additional disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of this standard in Quarter 1, 2009, will not have a material impact on our financial position or results of operations. The Corporation is in the process of evaluating the disclosure impacts of this standard.

Determination of the Useful Life of Intangible Assets

In April 2008, the FASB issued FSP FAS 142-3 Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”) which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under Statement 142. The new guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions.

FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. While the guidance on determining the useful life of a recognized intangible asset must be applied prospectively only to intangible assets acquired after the FSP’s effective date, the disclosure requirements of the FSP must be applied prospectively to all intangible assets recognized as of, and after, the FSP FAS 142-3’s effective date. Early adoption is prohibited.

The Corporation is currently evaluating the effects, if any, that FSP FAS 142-3 may have on its financial statements.

Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)

In May 2008, the FASB issued FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (“FSP APB 14-1”) which addresses the accounting for convertible debt securities that, upon conversion, may be settled by the issuer fully or partially in cash (i.e. if the investor elects to convert, the issuer has the right to pay some or all of the conversion value in cash rather than to settle the conversion value fully in shares).

FSP APB 14-1 clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion and specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.

FSP APB 14-1 does not change the accounting for more traditional types of convertible debt securities that do not have a cash settlement feature. Also, FSP APB 14-1 does not apply if, under existing GAAP for derivatives, the embedded conversion feature must be accounted for separately from the rest of the instrument.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

FSP APB 14-1 is effective for fiscal years and interim periods beginning after December 15, 2008. FSP APB 14-1 should be applied retrospectively to all past periods presented — even if the instrument has matured, has been converted, or has otherwise been extinguished as of FSP APB 14-1’s effective date.

The Corporation is currently evaluating the effects, if any, that FSP APB 14-1 may have on its financial statements.

Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock

In June 2008, the Emerging Issues Task Force issued EITF Issue No. 07-5 Determining Whether an Instrument (or an Embedded Feature) Is Indexed to an Entity’s Own Stock (“EITF 07-5”).

The instruments affected by this Issue may contain contract terms that call into question whether the instrument or embedded feature is indexed to the entity’s own stock. A derivative instrument or embedded derivative feature that is deemed indexed to an entity’s own stock may be exempt from the requirements of Statement 133 for derivatives. In addition, a freestanding instrument that is indexed to a company’s own stock remains eligible for equity classification under Issue 00-19.

The consensus addresses the following issues:

▪	How an entity should evaluate whether an instrument (or embedded feature) is indexed to its own stock.

▪
How the currency in which the strike price of an equity-linked financial instrument (or embedded equity-linked feature) is denominated affects the determination of whether the instrument is indexed to an entity’s own stock.

▪	How an issuer should account for market-based employee stock option valuation instruments.

The consensus is effective for fiscal years and interim periods beginning after December 15, 2008. The consensus must be applied to outstanding instruments as of the beginning of the fiscal year in which the Issue is adopted as a cumulative-effect adjustment to the opening balance of retained earnings for that fiscal year. Early application is not permitted.

The Corporation is currently evaluating the effects, if any, that EITF 07-5 may have on its financial statements.

Notes to the Interim Consolidated Financial Statements
Quarter 3 2008

15. SUBSEQUENT EVENTS

Air Canada Revolving Credit Facility

On October 30, 2008, Air Canada and the lenders entered into a further amendment agreement, relating to the secured revolving credit facility, pursuant to which the commitment was reduced to $200 and Air Canada agreed to suspend the obligation of the lenders to consider any amendments in exchange for additional flexibility under the facility to permit Air Canada to seek alternative financing arrangements. Discussions with the lenders are not currently taking place and there can be no assurance that amendments satisfactory to the parties will be concluded, that amounts under the facility will ever be available to Air Canada, that Air Canada will not decide to terminate the facility, or that a replacement facility or alternative financing arrangements will be concluded.

Air Canada Financing

On October 28, 2008, Air Canada arranged for and received financing amounting to $92 (US$75).  This financing has a term to December 15, 2009 and is repayable prior to then provided Air Canada has received certain additional alternate financing.  The financing bears interest at one month LIBOR plus 5.98% (currently 9.10%) and is secured by movable hypothec in the principal amount of $200.  The financing can be repaid at any time to maturity, in whole or in part, without penalty.

Air Canada Agreement with Aveos on Revised Payment Terms

Air Canada and Aveos entered into an agreement dated October 28, 2008 pursuant to which Air Canada has agreed to temporarily extend payment terms to Aveos under certain related party agreements.  In exchange for the extended payment terms, certain letters of credit related to the Pension and Benefits Agreement, as described in Note 22 of the 2007 annual consolidated financial statements of the Corporation, were cancelled.  The cancellation of the letters of credit will provide cash to Air Canada of approximately $40 and is offset by the impact of extended payment terms to Aveos of $22, for a net cash flow benefit of $18 to Air Canada.

The extended payment terms to Aveos are reduced over the course of one year, with the first reduction starting approximately six months from the date of the agreement, and with a corresponding return of the letters of credit to Aveos, such that by October 2009 the letters of credit would be re-instated to the levels then required under the Pension and Benefits Agreement between the two parties.

Document 2

Quarter 3 2008
Management’s Discussion and
Analysis of Results of Operations
and Financial Condition

November 11, 2008

Table of Contents

1.	Preface	1
2.	Caution Regarding Forward-Looking Information	2
3.	Industry Interests	3
4.	Significant Events	4
5.	Accounting Policies	5
6.	Results of Operations – Quarter 3 2008	8
6.1.	Air Canada	11
6.2.	Corporate Items and Eliminations (“CIE”)	12
7.	Results of Operations – First Nine Months of 2008	13
7.1.	Air Canada	16
7.2.	Corporate Items and Eliminations (“CIE”)	17
8.	Financial and Capital Management	18
8.1.	Analysis of Financial Position	18
8.2.	Air Canada Liquidity	19
8.3.	Consolidated Cash flows	20
8.4.	Contractual Obligations	22
8.5.	Air Canada Pension Funding Obligations	23
8.6.	Air Canada Capital Expenditures and Related Financing Arrangements	24
8.7.	Air Canada Fleet	25
8.8.	Capital Management	26
8.9.	Share Information	27
9.	Related Party Transactions	28
10.	Financial Instruments and Risk Management	29
11.	Risk Factors	34
12.	Quarterly Financial Information	35
13.	Off-Balance Sheet Arrangements	36
14.	Controls and Procedures	36
15.	Non-GAAP Financial Measures	36
16.	Glossary of Terms	38

Quarter 3 2008 Management’s Discussion and Analysis

1.	Preface

ACE Aviation Holdings Inc. (“ACE”), which was incorporated on June 29, 2004, is a holding company of aviation interests.  During the first nine months of 2008, ACE had two reportable segments:  Air Canada and CIE.  During 2007, in addition to Air Canada and CIE, ACE had the following additional reportable segments: Aeroplan Limited Partnership (“Aeroplan”) up to March 14, 2007, Jazz Air LP (“Jazz”) up to May 24, 2007 and ACTS LP (“ACTS”) up to October 16, 2007.

ACE is listed on the Toronto Stock Exchange (“TSX”) where its Class A variable voting shares and Class B voting shares are traded under the symbols ACE.A and ACE.B, respectively.

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) for Quarter 3 2008 should be read in conjunction with ACE’s unaudited interim consolidated financial statements and notes for Quarter 3 2008 and its annual audited consolidated financial statements and notes and annual MD&A for 2007.  Reference to “Corporation” in this MD&A refers to, as the context may require, ACE and its aviation interests collectively, ACE and one or more of its aviation interests, one or more of ACE’s aviation interests, or ACE itself.  Except where the context otherwise requires, all monetary amounts are stated in Canadian dollars.  For an explanation of certain terms used in this MD&A, refer to section 16 “Glossary of Terms”.  Except as otherwise noted, this MD&A is current as of November 11, 2008.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

The ACE Audit, Finance & Risk Committee has reviewed this MD&A and the Quarter 3 2008 unaudited interim consolidated financial statements and notes and ACE’s Board of Directors approved these documents prior to their release.  For further information on ACE’s public disclosure file, including ACE’s Annual Information Form, please consult SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar.shtml or ACE’s website at www.aceaviation.com.

1

Quarter 3 2008 Management’s Discussion and Analysis

2.	Caution Regarding Forward-Looking Information

ACE’s communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States.  These forward-looking statements are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases, including references to assumptions.  Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties.  Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business.  Results indicated in forward-looking statements may differ materially from actual results for a number of factors, including without limitation, energy prices, general industry, market, credit and economic conditions, war, terrorist acts, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties as well as the factors identified throughout this MD&A and, in particular, those identified in  the “Risk Factors” section of ACE’s 2007 MD&A dated February 7, 2008 and section 11 of this MD&A.  The forward-looking statements contained in this discussion represent ACE’s expectations as of the date of this MD&A, and are subject to change after such date.  However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

2

Quarter 3 2008 Management’s Discussion and Analysis

3.	Industry Interests

The following is a listing of ACE’s aviation interests as at November 11, 2008.

	Aviation Interests	Ownership
Air Canada (TSX: AC.A, AC.B)

Air Canada is Canada's largest domestic and international airline and the largest provider of scheduled passenger services in the Canadian market, the Canada - US transborder market and in the international market to and from Canada.  Wholly-owned subsidiaries of Air Canada include:

•    AC Cargo Limited Partnership ("Air Canada Cargo") which, together with Air Canada, are Canada's largest provider of air cargo services.

•    ACGHS Limited Partnership ("Air Canada Ground Handling Services") which is a passenger and ground handling service provider.

•    Touram Limited Partnership ("Air Canada Vacations") which is a major Canadian tour operator offering leisure travel packages.

75.0%
ACTS Aero

ACTS Aero Technical Support and Services Holdings (“ACTS Aero”), which owns 100% of Aveos Fleet Performance Inc. (“Aveos”), is a global player in the aircraft maintenance, repair and overhaul marketplace.   ACTS Aero Technical Support and Services Inc. changed its legal name to Aveos on September 23, 2008.

27.8%

3

Quarter 3 2008 Management’s Discussion and Analysis

4.	Significant Events

The following significant events occurred during the period January 1, 2008 to November 11, 2008.

Substantial Issuer Bid – January 2008
On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of $1,498 million, in accordance with the terms of a substantial issuer bid.  No convertible preferred shares of ACE were deposited on an “as converted basis” under the offer.

Jazz
On January 24, 2008, ACE sold 13,000,000 units of Jazz Air Income Fund on an exempt trade basis to certain funds and accounts managed by West Face Capital Inc. and to Sunrise Partners Limited Partnership for total net proceeds to ACE of $97 million.

On June 2, 2008, ACE completed the sale in the market of a total of 11,726,920 units of Jazz Air Income Fund for total net proceeds to ACE of $85 million.  ACE retains no further interest in Jazz Air Income Fund after that date.

Aeroplan
On April 21, 2008, ACE completed the sale of 20,400,000 units of Aeroplan Income Fund for total net proceeds to ACE of $343 million.

On June 2, 2008, ACE completed the sale in the market of a total of 19,892,088 units of Aeroplan Income Fund for total net proceeds to ACE of $349 million.  ACE retains no further interest in Aeroplan Income Fund after that date.

ACTS Aero
On January 14, 2008, ACE received cash proceeds of $40 million, representing the full balance of funds held in escrow on closing of the monetization of ACTS on October 16, 2007.

In June 2008, an entity related to Grupo TACA exercised its put option and sold its 5% equity interest in ACTS Aero to ACE for $19 million (US$18 million), increasing ACE’s ownership interest in ACTS Aero from 22.8% to 27.8%.

Substantial Issuer Bid – June 2008
On June 18, 2008, ACE accepted for purchase and cancellation a total of 12,537,084 Class A variable voting shares and 10,190,187 Class B voting shares at $22.00 per share for an aggregate purchase price of $500 million, in accordance with the terms of a substantial issuer bid. No convertible preferred shares of ACE were deposited on an “as converted basis” under the offer.

4

Quarter 3 2008 Management’s Discussion and Analysis

5.	Accounting Policies

ACE prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Significant accounting policies and methods used in preparation of ACE’s Quarter 3 2008 unaudited interim consolidated financial statements are described in Note 2 to ACE’s 2007 audited consolidated financial statements.

ACE’s results reflect the consolidation of Aeroplan only up to March 14, 2007, the consolidation of Jazz only up to May 24, 2007 and the consolidation of ACTS only up to October 16, 2007.  After those dates, ACE’s investments in Aeroplan (up to May 9, 2008), ACTS, and Jazz (up February 7, 2008) are accounted for using the equity method.  From May 9, 2008 for Aeroplan and from February 7, 2008 for Jazz, through to June 1, 2008, ACE’s investments in these entities were classified as “available-for-sale” investments.  Effective June 2, 2008, ACE no longer has an ownership interest in Aeroplan and Jazz.  As a result of the above-noted changes, ACE’s results of operations for 2008 are not directly comparable to its operating results for 2007.

The preparation of ACE’s consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities and reported amounts of revenues and expenses for the period of the consolidated financial statements.  ACE evaluates these estimates and assumptions on a regular basis, based on historical experience and other relevant factors.  Actual amounts could differ materially from those estimates and assumptions.  For a description of critical accounting estimates utilized in the preparation of ACE‘s consolidated financial statements, see “Critical Accounting Estimates” in ACE’s 2007 MD&A dated February 7, 2008.  There have been no significant changes to ACE’s critical accounting estimates from those disclosed at that time.

Accounting for Aeroplan
As a result of ACE's special distribution of Aeroplan Income Fund units and the conversion of its remaining units of Aeroplan LP into units of Aeroplan Income Fund on March 14, 2007, for the period March 14, 2007 to May 9, 2008, ACE no longer consolidated the results of operations, assets and liabilities and cash flows of Aeroplan and accounted for its investment using the equity method of accounting.  With the reduction of the ownership interest below 20% and the termination of the Securityholders’ Agreement between ACE and Aeroplan Income Fund on May 9, 2008, for the period May 9, 2008 to June 1, 2008, ACE no longer equity accounted for Aeroplan and ACE’s investment in Aeroplan was classified as an “available-for-sale” investment under financial instruments.  Unrealized period changes in fair value were recorded in “other comprehensive income” and distributions from Aeroplan Income Fund were recorded in “equity and other investment income” in non-operating expense income (expense) on ACE’s consolidated statement of operations.  On June 2, 2008, ACE completed the sale of its remaining units of Aeroplan Income Fund.  ACE retains no ownership interest in Aeroplan.

With the reduction of the ownership interest below 20% and the termination of the Securityholders’ Agreement between ACE and Aeroplan Income Fund on May 9, 2008, ACE no longer had significant influence over Aeroplan.

Accounting for Jazz
As a result of the special distribution of Jazz Air Income Fund units on May 24, 2007, ACE no longer consolidated the results of operations, assets and liabilities and cash flows of Jazz after that date and accounted for its investment from May 24, 2007 to February 7, 2008 using the equity method of accounting.  Subsequent to ACE’s sale of Jazz Air Income Fund units on January 24, 2008 and the termination of the Securityholders’ Agreement between ACE and Jazz Air Income Fund on February 7, 2008, for the period February 7, 2008 to June 1, 2008, ACE no longer equity accounted for Jazz and ACE’s investment in Jazz was classified as an “available-for-sale” investment under financial instruments.  Unrealized period changes in fair value were recorded in “other comprehensive income” and distributions from Jazz Air Income Fund were recorded in “equity and other investment income” in non-operating expense income (expense) on ACE’s consolidated statement of operations.  On June 2, 2008, ACE completed the sale of its remaining units of Jazz Air Income Fund.   ACE retains no ownership interest in Jazz.

5

Quarter 3 2008 Management’s Discussion and Analysis

Accounting for ACTS
As a result of the monetization of ACTS on October 16, 2007, ACE no longer consolidates the results of operations, assets and liabilities and cash flows of ACTS after that date and accounts for its investment in ACTS Aero using the equity method of accounting.

Changes in Accounting Policies

Capital Disclosures and Financial Instruments – Presentation and Disclosure
Effective January 1, 2008, the Corporation adopted three new Canadian Institute Chartered Accountants (“CICA”) accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures and section 3863, Financial Instruments – Presentation.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

Sections 3862 and 3863 replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements in certain areas, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Refer to section 10 of this MD&A for information on the Corporation’s financial instruments.

For additional information on these new accounting standards, refer to sections 8.8 and 10 of this MD&A.

Inventories
Effective January 1, 2008, the Corporation adopted CICA section 3031, Inventories, which replaced section 3030, Inventories. Section 3031 provides more extensive guidance on measurement, and expands disclosure requirements to increase transparency.  The Corporation’s accounting policy for aircraft fuel inventory is consistent with the measurement requirements in the new standard and, as a result, no adjustment was recorded on the transition, however, additional disclosures have been included in ACE’s interim unaudited consolidated financial statements commencing in Quarter 1 2008.

Future Accounting Standard Changes
In February 2008, the CICA issued section 3064, Goodwill and Intangible Assets, which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination.  The standard is effective for fiscal years beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Corporation has evaluated the impact of this new standard for adoption on January 1, 2009 and does not expect any significant impact on its consolidated financial statements.

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the changeover date for Canadian publicly accountable enterprises to start using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures.

As a result, the Corporation is developing a plan to convert its consolidated financial statements to IFRS. The plan addresses the impact of IFRS on:

•	Accounting policies and implementation decisions
•	Information technology and data systems
•	Internal control over financial reporting
•	Disclosure controls and procedures
•	Financial reporting expertise
•	Business activities

6

Quarter 3 2008 Management’s Discussion and Analysis

The Corporation has established a cross-functional IFRS team and is providing training to key employees.

The Corporation is currently in the process of assessing the differences between IFRS and the Corporation’s current accounting policies, as well as the alternatives available on adoption. This assessment includes the impact of conversion on information technology and data systems, internal control over financial reporting, disclosure controls and procedures and business activities. Changes in accounting policies are likely.  These changes may materially impact the Corporation’s consolidated financial statements.

7

Quarter 3 2008 Management’s Discussion and Analysis

6.	Results of Operations – Quarter 3 2008

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for Quarter 3 2008.  Segment information has been prepared consistent with how financial information is produced internally for the purposes of making business decisions.

	Quarter 3 2008
(Canadian dollars in millions)	Air Canada	CIE	ACE Total
Operating revenue
Passenger revenue	$ 2,766	$ -	$ 2,766
Cargo revenue	139	-	139
Other revenue	170	-	170
	3,075	-	3,075
Operating expenses
Wages, salaries and benefits	472	7	479
Aircraft fuel	1,064	-	1,064
Aircraft rent	67	-	67
Airport and navigation fees	275	-	275
Aircraft maintenance	127	-	127
Communications and information technology	69	-	69
Food, beverages and supplies	86	-	86
Depreciation, amortization and obsolescence	176	(2)	174
Commissions	54	-	54
Capacity purchase with Jazz	243	-	243
Other operating expenses	330	2	332
	2,963	7	2,970
Operating income (loss)	112	(7)	105
Non-operating income (expense)
Interest income	13	6	19
Interest expense	(72)	(15)	(87)
Interest capitalized	6	-	6
Loss on financial instruments recorded at fair value	(93)	-	(93)
Equity and other investment loss	-	(19)	(19)
Other non-operating expense	(1)	-	(1)
	(147)	(28)	(175)
Loss before the following items	(35)	(35)	(70)
Non-controlling interest	(2)	32	30
Foreign exchange loss	(87)	-	(87)
Provision for income taxes	(8)	-	(8)
Loss for the period	(132)	(3)	(135)

EBITDAR/EBITDA (1)	$ 355	$ (9)	$ 346

(1)	Refer to section 15 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR to operating income (loss).

8

Quarter 3 2008 Management’s Discussion and Analysis

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for Quarter 3 2007.

	Quarter 3 2007
(Canadian dollars in millions)	Air Canada	ACTS	CIE	ACE Total
Operating revenue
Passenger revenue	$ 2,660	$ -	$ -	$ 2,660
Cargo revenue	132	-	-	132
Other revenue	142	71	17	230
External revenue	2,934	71	17	3,022
Inter-segment revenue	20	173	(193)	-
	2,954	244	(176)	3,022

Operating expenses
Wages, salaries and benefits	478	83	(3)	558
Aircraft fuel	716	-	-	716
Aircraft rent	66	-	-	66
Airport and navigation fees	284	-	-	284
Aircraft maintenance	155	66	(136)	85
Communications and information technology	70	4	(3)	71
Food, beverages and supplies	88	-	-	88
Depreciation, amortization and obsolescence	144	10	(7)	147
Commissions	54	-	-	54
Capacity purchase with Jazz	234	-	-	234
Other operating expenses	314	76	(11)	379
	2,603	239	(160)	2,682

Operating income (loss)	351	5	(16)	340

Non-operating income (expense)
Interest income	21	-	4	25
Interest expense	(82)	(4)	(10)	(96)
Interest capitalized	24	-	-	24
Gain (loss) on disposal of assets	(2)	-	4	2
Loss on financial instruments recorded at fair value	(2)	-	-	(2)
Equity and other investment income	-	-	27	27
Other non-operating expense	(4)	(2)	(1)	(7)
	(45)	(6)	24	(27)

Income (loss) before the following items	306	(1)	8	313

Non-controlling interest	-	-	(69)	(69)
Foreign exchange gain	104	-	-	104
Recovery of (provision for) income taxes	(137)	-	13	(124)
Income (loss) for the period	$ 273	$ (1)	$ (48)	$ 224
EBITDAR/EBITDA (1)	$ 561	$ 15	$ (23)	$ 553

(1)	Refer to section 15 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss).

9

Quarter 3 2008 Management’s Discussion and Analysis

ACE’s results of operations for Quarter 3 2008 are not directly comparable to its operating results for Quarter 3 2007.  Refer to section 5 of this MD&A for additional information on the changes in accounting relating to Aeroplan, Jazz and ACTS.

ACE recorded operating income of $105 million in Quarter 3 2008 compared to operating income of $340 million in Quarter 3 2007.  Air Canada reported operating income of $112 million in Quarter 3 2008 compared to operating income of $351 million in Quarter 3 2007, a decrease of $239 million from Quarter 3 2007.  The decrease in Air Canada’s operating income was mainly due to higher fuel expense of $348 million, representing a 49 per cent increase in Quarter 3 2008 when compared to the same quarter in 2007.  This increase in fuel expense was partly offset by an increase in Air Canada’s operating revenues of $121 million resulting from higher fares and fuel surcharges to partially offset higher fuel prices compared to Quarter 3 2007.  ACE’s consolidated results for Quarter 3 2007 included operating income of $5 million from ACTS.

EBITDAR of $346 million was recorded in Quarter 3 2008 compared to EBITDAR of $553 million in the same period in 2007. In Quarter 3 2008, Air Canada recorded EBITDAR of $355 million compared to EBITDAR of $561 million in the same period in 2007, a decrease of $206 million from Quarter 3 2007.  In Quarter 3 2007, ACTS recorded EBITDAR of $15 million.

ACE recorded operating revenues of $3,075 million and operating expenses of $2,970 million in Quarter 3 2008.  In the same period in 2007, ACE recorded operating revenues of $3,022 million and operating expenses of $2,682 million.  As a result of the deconsolidation of ACTS, ACE’s Quarter 3 2008 operating revenues and expenses are not directly comparable to its operating revenues and expenses for Quarter 3 2007.

Non-operating expense amounted to $175 million in Quarter 3 2008 compared to non-operating expense of $27 million in Quarter 3 2007.  Losses on financial instruments recorded at fair value amounted to $93 million in Quarter 3 2008 compared to losses on financial instruments of $2 million in Quarter 3 2007.  Refer to section 10 of this MD&A for additional information on financial instruments.

An equity investment loss of $19 million was recorded in Quarter 3 2008 compared to equity investment income of $27 million in Quarter 3 2007. The equity investment loss in Quarter 3 2008 represented ACE’s proportionate share of losses recorded by ACTS Aero.  The equity investment income recorded in Quarter 3 2007 represented equity accounting for ACE’s investments in Aeroplan and Jazz.  Effective June 2, 2008, ACE no longer has ownership interest in Aeroplan and Jazz. In Quarter 3 2007, ACTS’ operating results were consolidated within ACE’s operating results.  Refer to section 5 of this MD&A for additional information on changes in accounting policies.

Non-controlling interest in Quarter 3 2008 was income of $30 million compared to non-controlling interest expense of $69 million in Quarter 3 2007.  Quarter 3 2008 reflected the deterioration in Air Canada’s net results when compared to Quarter 3 2007.

Net losses on foreign currency monetary items amounted to $87 million in Quarter 3 2008 compared to gains of $104 million in Quarter 3 2007. The losses in Quarter 3 2008 were attributable to a weaker Canadian dollar at September 30, 2008 compared to June 30, 2008, partially offset by gains of $70 million related to foreign currency derivatives.  The September 30, 2008 noon day exchange rate was $1US = Cdn $1.0599 while the June 30, 2008 noon day exchange rate was $1US = Cdn $1.0186.

ACE recorded a provision for income taxes of $8 million in Quarter 3 2008.  ACE recorded a provision for income taxes of $124 million for the same period in 2007 on a pre-tax income of $348 million.

The net loss in Quarter 3 2008 amounted to $135 million or $3.86 per diluted share.  Net income in Quarter 3 2007 amounted to $224 million or $1.84 per diluted share.

10

Quarter 3 2008 Management’s Discussion and Analysis

6.1.	Air Canada

In Quarter 3 2008, Air Canada reported operating income of $112 million compared to operating income of $351 million in Quarter 3 2007, a decrease of $239 million.  An increase in operating revenues of $121 million or 4% was more than offset by a fuel expense increase of $348 million or 49%.

In Quarter 3 2008, EBITDAR amounted to $355 million compared to EBITDAR of $561 million in the same period in 2007, a decrease of $206 million.

Passenger revenues increased $106 million or 4.0% to $2,766 million in Quarter 3 2008.  In Quarter 3 2008, Air Canada reduced overall capacity by 3.5% through fewer frequencies on existing routes and through the use of smaller aircraft.  A traffic decline of 2.2% in Quarter 3 2008 was less than the capacity decrease resulting in a 1.0 percentage point improvement in passenger load factor from Quarter 3 2007. RASM increased 7.5% due to a 6.2% growth in yield and, to a lesser extent, the passenger load factor improvement. The yield improvement was mainly due to higher fares and increased fuel surcharges to partially offset higher fuel prices.  A higher average fare in both the Executive First and Hospitality cabins was also a factor in the yield improvement.  A stronger Canadian dollar in Quarter 3 2008, which lowers the Canadian dollar value of sales in foreign countries, had a negative impact on foreign currency denominated revenues, accounting for a decrease of $23 million to Quarter 3 2008 passenger revenues when compared to Quarter 3 2007.

Operating expenses were $2,963 million in Quarter 3 2008, an increase of $360 million or 14% from Quarter 3 2007, reflecting a significant fuel expense increase of $348 million and an operating expense increase of $12 million (excluding fuel expense) when compared to the same period in 2007.

Including fuel expense, CASM increased 17.9% from Quarter 3 2007.  Excluding fuel expense, CASM increased 4.3% from Quarter 3 2007.  More than half of the increase in CASM, excluding fuel expense, was attributable to ownership reflecting Air Canada’s investment in new aircraft and the aircraft interior refurbishment program.  The unit cost savings related to the Boeing 777 aircraft and, to a lesser extent, a stronger Canadian dollar versus the US dollar partially offset the overall unit cost increase, excluding fuel expense, from Quarter 3 2007.

Non-operating expense amounted to $147 million in Quarter 3 2008 compared to non-operating expense of $45 million in Quarter 3 2007.  Losses relating to fair value adjustments on derivatives instruments amounted to $93 million in Quarter 3 2008 versus losses of $2 million in the same quarter of 2007.  Refer to section 10 of this MD&A for additional information on Air Canada’s derivative instruments.  Net interest expense increased $16 million from Quarter 3 2007.  A lower amount of capitalized interest related to new aircraft and a decrease in interest income due to both lower cash balances and interest rates more than offset the $10 million decrease in interest expense.  The decrease in interest expense was driven by lower financing costs on the Boeing 777 aircraft commitments due to the favourable impact of the pre-delivery financing arranged in the fourth quarter of 2007, lower interest rates on floating rate debt, and the favourable impact of a stronger Canadian dollar versus the US dollar in Quarter 3 2008 compared Quarter 3 2007, partially offset by the financing of additional aircraft year-over-year.

Net losses on foreign currency monetary items amounted to $87 million in Quarter 3 2008 compared to gains of $104 million in Quarter 3 2007. The losses in Quarter 3 2008 were attributable to a weaker Canadian dollar at September 30, 2008 compared to June 30, 2008, partially offset by gains of $70 million related to foreign currency derivatives.  The September 30, 2008 noon day exchange rate was $1US = Cdn $1.0599 while the June 30, 2008 noon day exchange rate was $1US = Cdn $1.0186.

Air Canada recorded a provision for income taxes of $8 million in Quarter 3 2008.  The tax provision reflects future income tax that has been reclassified from other comprehensive income to income for realized gains on fuel derivatives.  The recovery of future income taxes on the current year loss has been offset by a valuation allowance of $37 million.  This compared to a provision for income taxes of $137 million, at an effective income tax rate of 33%, for the same period in 2007.

A segment loss of $132 million was recorded in Quarter 3 2008 compared to segment income of $273 million in Quarter 3 2007.

11

Quarter 3 2008 Management’s Discussion and Analysis

6.2.	Corporate Items and Eliminations (“CIE”)

CIE includes the corporate, financing and investing activities of ACE.  As previously discussed, the accounting for ACE’s investment in ACTS was changed in October 2007 from consolidation to the equity method of accounting reported under the CIE segment.  Up until the time of deconsolidating ACTS, the CIE segment also included certain consolidation adjustments related to revenue recognition differences for maintenance services provided by ACTS (completed contract basis of accounting for engine and component maintenance services versus the expense recognition basis in Air Canada and Jazz, which is as the work is completed).  In addition, consolidation adjustments were previously made related to the timing of revenue and expense recognition pertaining to power-by-the-hour contracts.  Subsequent to the change in the accounting for ACE’s investment in ACTS, these consolidation adjustments are no longer required.

CIE recorded an operating loss of $7 million in Quarter 3 2008 compared to an operating loss of $16 million in Quarter 3 2007.  Negative EBITDAR of $9 million was recorded in Quarter 3 2008 compared to negative EBIDTAR of $23 million in Quarter 3 2007.

An equity investment loss of $19 million was recorded in Quarter 3 2008 compared to equity investment income of $27 million in Quarter 3 2007, a decrease of $46 million from Quarter 3 2007. The equity investment loss in Quarter 3 2008 represented ACE’s proportionate share of losses recorded by ACTS Aero.  The equity investment income recorded in Quarter 3 2007 represented equity accounting for ACE’s investments in Aeroplan and Jazz.

Non-controlling interest in Quarter 3 2008 was income of $32 million compared to non-controlling interest expense of $69 million in Quarter 3 2007.

In Quarter 3 2007, ACE realized a gain of $4 million ($3 million after tax) relating to the sale of its remaining 0.251 million shares in US Airways.

12

Quarter 3 2008 Management’s Discussion and Analysis

7.	Results of Operations – First Nine Months of 2008

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the first nine months of 2008.  Segment information has been prepared consistent with how financial information is produced internally for the purposes of making business decisions.

	First Nine Months of 2008
(Canadian dollars in millions)	Air Canada	CIE	ACE Total
Operating revenue
Passenger revenue	$ 7,531	$ -	$ 7,531
Cargo revenue	402	-	402
Other revenue	650	1	651
External revenue	8,583	1	8,584
Inter-segment revenue	1	(1)	-
	8,584	-	8,584
Operating expenses
Wages, salaries and benefits	1,433	29	1,462
Aircraft fuel	2,627	-	2,627
Aircraft rent	199	-	199
Airport and navigation fees	771	-	771
Aircraft maintenance	502	-	502
Communications and information technology	214	-	214
Food, beverages and supplies	244	-	244
Depreciation, amortization and obsolescence	520	(6)	514
Commissions	154	-	154
Capacity purchase with Jazz	711	-	711
Other operating expenses	1,102	8	1,110
	8,477	31	8,508
Operating income (loss) before under-noted item	107	(31)	76
Provision for cargo investigations	(125)	-	(125)
Operating loss	(18)	(31)	(49)
Non-operating income (expense)
Interest income	46	21	67
Interest expense	(231)	(39)	(270)
Interest capitalized	31	-	31
Gain (loss) on disposal of assets	(29)	990	961
Gain on financial instruments recorded at fair value	60	-	60
Equity and other investment loss	-	(2)	(2)
Other non-operating income (expense)	(3)	1	(2)
	(126)	971	845
Income (loss) before the following items	(144)	940	796
Non-controlling interest	(8)	70	62
Foreign exchange loss	(128)	-	(128)
Provision for income taxes	(18)	(199)	(217)
Income (loss) for the period	(298)	811	513

EBITDAR/EBITDA before the provision for cargo investigations (1)	$ 826	$ (37)	$ 789
EBITDAR/EBITDA (1)	$ 701	$ (37)	$ 664

(1)
Refer to section 15 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR before the provision for cargo investigations to operating income (loss) and EBITDAR/EBITDA to operating income (loss).

13

Quarter 3 2008 Management’s Discussion and Analysis

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for the first nine months of 2007.

	First Nine Months of 2007
(Canadian dollars in millions)	Air Canada	Aeroplan (1)	Jazz (2)	ACTS	CIE	ACE Total
Operating revenue
Passenger revenue	$ 7,133	$ -	$ -	$ -	$ 15	$ 7,148
Cargo revenue	407	-	-	-	-	407
Other revenue	479	198	3	184	(113)	751
External revenue	8,019	198	3	184	(98)	8,306
Inter-segment revenue	114	3	610	571	(1,298)	-
	8,133	201	613	755	(1,396)	8,306

Operating expenses
Wages, salaries and benefits	1,452	17	139	259	15	1,882
Aircraft fuel	1,937	-	125	-	(124)	1,938
Aircraft rent	220	-	57	-	(16)	261
Airport and navigation fees	784	-	80	-	(81)	783
Aircraft maintenance	584	-	50	224	(510)	348
Communications and information technology	208	7	2	12	(13)	216
Food, beverages and supplies	246		6		-	252
Depreciation, amortization and obsolescence	408	3	9	30	(8)	442
Commissions	164	-	-	-	-	164
Capacity purchase with Jazz	696	-	-	-	(386)	310
Special charge for labour restructuring	-	-	-	15	-	15
Other operating expenses	1,073	134	83	198	(200)	1,288
	7,772	161	551	738	(1,323)	7,899

Operating income (loss)	361	40	62	17	(73)	407

Non-operating income (expense)
Interest income	70	3	2	-	11	86
Interest expense	(259)	(3)	(3)	(14)	(36)	(315)
Interest capitalized	88	-	-	-	-	88
Gain on disposal of assets	19	-	-	-	8	27
Gain on financial instruments recorded at fair value	26	-	-	-	-	26
Equity and other investment income (3)	-	-	-	-	54	54
Other non-operating income (expense)	(14)	(1)	1	(2)	8	(8)
	(70)	(1)	-	(16)	45	(42)

Income (loss) before the following items	291	39	62	1	(28)	365

Non-controlling interest	(6)	-	-	-	(142)	(148)
Foreign exchange gain (loss)	297	-	-	(1)	(1)	295
Provision for income taxes	(188)	-	-	-	(54)	(242)
Income (loss) for the period	$ 394	$ 39	$ 62	$ -	$ (225)	$ 270
EBITDAR/EBITDA(4)	$ 989	$ 43	$ 128	$ 47	$ (97)	$ 1,110

(1)	Reflects the consolidation of Aeroplan results from January 1 to March 13, 2007.
(2)	Reflects the consolidation of Jazz results from January 1 to May 23, 2007.
(3)	Reflects ACE’s investment in Aeroplan (from March 14, 2007 to September 30, 2007) and for Jazz (from May 24, 2007 to September 30, 2007) using the equity method of accounting.
(4)	Refer to section 15 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss).

14

Quarter 3 2008 Management’s Discussion and Analysis

ACE’s results of operations for the first nine months of 2008 are not directly comparable to its operating results for the first nine months of 2007.  Refer to section 5 of this MD&A for additional information on the changes in accounting relating to Aeroplan, Jazz and ACTS.

ACE recorded operating income of $76 million, before a provision for cargo investigations, in the first nine months of 2008 compared to operating income of $407 million in the first nine months of 2007.  Air Canada reported operating income of $107 million, before a provision for cargo investigations, in the first nine months of 2008 compared to operating income of $361 million in the first nine months of 2007, a decrease of $254 million compared to the same period in 2007. In the first nine months of 2008, Air Canada recorded a provision for cargo investigations of $125 million relating to alleged anti-competitive cargo pricing activities.   ACE’s consolidated results for the first nine months of 2007 included operating income from Aeroplan, Jazz and ACTS of $40 million, $62 million and $17 million, respectively.

EBITDAR of $789 million, before the provision for cargo investigations, was recorded in the first nine months of 2008 compared to EBITDAR of $1,110 million in the same period in 2007.  In the first nine months of 2008, Air Canada recorded EBITDAR of $826 million, before the provision for cargo investigations, compared to EBITDAR of $989 million in the same period in 2007, a decrease of $163 million.  In the first nine months of 2007, Aeroplan, Jazz and ACTS recorded EBITDAR of $43 million, $128 million and $47 million, respectively.

ACE recorded operating revenues of $8,584 million and operating expenses of $8,508 million in the first nine months of 2008.  In the same period in 2007, ACE recorded operating revenues of $8,306 million and operating expenses of $7,899 million.  As a result of the deconsolidation of Aeroplan, Jazz and ACTS, ACE’s operating revenues and expenses for the first nine months of 2008 are not directly comparable to its operating revenues and expenses for the first nine months of 2007.

Non-operating income amounted to $845 million in the first nine months of 2008 compared to non-operating expense of $42 million in the first nine months of 2007.  Included in the first nine months of 2008 were gains totalling $830 million on ACE’s sale of Aeroplan Income Fund units and gains of $167 million on ACE’s sale of Jazz Air Income Fund units.  In the first nine months of 2008, Air Canada recorded an impairment charge of $38 million related to the planned retirement of its fleet of Boeing 767-200 aircraft.  In the first nine months of 2007, ACE recorded pre-tax gains amounting to $8 million ($6 million after tax) on the sale of its remaining 0.5 million shares in US Airways.  ACE recorded an equity and other investment loss of $2 million in the first nine months of 2008 compared to equity investment income of $54 million in the first nine months of 2007.  Gains on financial instruments recorded at fair value amounted to $60 million in the first nine months of 2008 compared to gains of $26 million in the first nine months of 2007.  Refer to section 10 of this MD&A for additional information on financial instruments.

Net losses on foreign currency monetary items amounted to $128 million in the first nine months of 2008 versus net gains of $295 million in the first nine months of 2007.   The losses in the first nine months of 2008 were attributable to a weaker Canadian dollar at September 30, 2008 compared to December 31, 2007, partially offset by gains of $153 million related to foreign currency derivatives.  The September 30, 2008 noon day exchange rate was $1US = Cdn $1.0599 while the December 31, 2007 noon day exchange rate was $1US = Cdn $0.9881.

Non-controlling interest was an income of $62 million in the first nine months of 2008 compared to non-controlling interest expense of $148 million in the first nine months of 2007, a decrease of $210 million from the first nine months of 2007.  Non-controlling interest mainly reflected the deterioration in Air Canada’s net results and, to a lesser extent, the change in accounting methodology for Aeroplan and Jazz.

A provision for income taxes of $217 million was recorded in the first nine months of 2008 on pre-tax income of $730 million. A provision for income taxes of $242 million was recorded in the first nine months of 2007 and included $44 million related to special distributions of Aeroplan and Jazz units.

15

Quarter 3 2008 Management’s Discussion and Analysis

Net income in the first nine months of 2008 amounted to $513 million or $7.43 per diluted share.  Net income in the first nine months of 2007 amounted to $270 million or $2.48 per diluted share.  The net income in the first nine months of 2008 included the significant gains on disposal of the remaining units of Aeroplan Income Fund and Jazz Air Income Fund partially offset by a deterioration in Air Canada’s segment results including the provision for cargo investigations of $125 million recorded in Quarter 1 2008.

7.1.	Air Canada

In the first nine months of 2008, Air Canada reported operating income of $107 million, before a provision for cargo investigations of $125 million, compared to operating income of $361 million in the first nine months of 2007, a decrease of $254 million versus the same period in 2007.

In the first nine months of 2008, EBITDAR amounted to $826 million, before the provision for cargo investigations of $125 million, compared to EBITDAR of $989 million in the same period in 2007, a decrease of $163 million.

Passenger revenues increased $398 million or 5.6% to $7,531 million in the first nine months of 2008 due to growth in both system yield and traffic.  System yield improved 4.2%, largely reflecting higher fares and increased fuel surcharges to offset higher fuel prices.  An increase in the proportion of higher-yielding travelers was also a factor in the yield growth.  Traffic increased 1.3% on a capacity increase of 0.8%, resulting in a passenger load factor improvement of 0.3% from the first nine months of 2007. A stronger Canadian dollar in the first nine months of 2008, which lowers the Canadian dollar value of sales in foreign countries, had a negative impact on foreign currency denominated revenues, accounting for a decrease of $146 million in passenger revenues for the first nine months of 2008.  A RASM improvement of 4.6% in the first nine months of 2008 mainly reflected the growth in yield.

Operating expenses were $8,477 million in the first nine months of 2008, an increase of $705 million or 9% from the first nine months of 2007, reflecting a significant increase in fuel expense.  Excluding the increase in fuel expense of $690 million in the first nine months of 2008, operating expenses increased $15 million versus the same period in 2007.

Including fuel expense, CASM increased 8.2% from the first nine months of 2007.  Excluding fuel expense, CASM declined 0.6% from the first nine months of 2007.  A significant reduction in aircraft maintenance expense, the stronger Canadian dollar versus the US dollar and unit cost savings related to the Boeing 777 aircraft were important factors in the overall unit cost decrease, excluding fuel expense, from the first nine months of 2007.  Higher unit cost of ownership reflected Air Canada’s investment in new aircraft and the aircraft interior refurbishment program.

Non-operating expense amounted to $126 million in the first nine months of 2008 compared to non-operating expense of $70 million in the first nine months of 2007. Gains relating to fair value adjustments on derivatives instruments amounted to $60 million in the first nine months of 2008 versus gains of $26 million in the first nine months of 2007. Net interest expense increased $53 million over the same period in 2007.  A lower amount of capitalized interest related to new aircraft and a decrease in interest income largely due to lower cash balances more than offset the $28 million decrease in interest expense.  In Quarter 1 2008, Air Canada recorded an impairment charge of $38 million related to the planned retirement of its fleet of Boeing 767-200 aircraft.  In the second quarter of 2008, Air Canada recorded gains amounting to $7 million pertaining to the sale of aircraft-related inventory.  In Quarter 1 2007, Air Canada recorded gains amounting to $7 million pertaining to the sale of one real estate property and to the sale of parked aircraft.  In the second quarter of 2007, Air Canada recorded a gain on disposal of $14 million from insurance proceeds relating to a CRJ-100 aircraft owned by Air Canada and leased to Jazz which was damaged beyond repair.

Net losses on foreign currency monetary items amounted to $128 million in the first nine months of 2008 versus net gains of $297 million in the first nine months of 2007.   The losses in the first nine months of 2008 were attributable to a weaker Canadian dollar at September 30, 2008 compared to December 31, 2007, partially offset by gains of $153 million related to foreign currency derivatives.  The September 30, 2008 noon day exchange rate was $1US = Cdn $1.0599 while the December 31, 2007 noon day exchange rate was $1US = Cdn $0.9881.

16

Quarter 3 2008 Management’s Discussion and Analysis

Air Canada recorded a provision for income taxes of $18 million in the first nine months of 2008 on a pre-tax loss of $280 million, as the recovery of future income taxes has been offset by a valuation allowance of $56 million.  Future income tax expense of $17 million was recorded for tax that has been reclassified from other comprehensive income to income for realized gains on fuel derivatives.  This compared to a provision for income taxes of $188 million, at an effective income tax rate of 32%, for the same period in 2007.

A segment loss of $298 million was recorded in the first nine months of 2008 compared to segment income of $394 million in the first nine months of 2007.  The segment loss in the first nine months of 2008 included the provision for cargo investigations of $125 million.

7.2.	Corporate Items and Eliminations (“CIE”)

CIE includes the corporate, financing and investing activities of ACE.  As a result of the change in the accounting for ACE’s investment in Aeroplan, effective March 14, 2007, certain consolidation adjustments relating to Aeroplan are no longer recorded in CIE.  As previously discussed, the accounting for ACE’s investment in ACTS/ACTS Aero was changed in October 2007 from consolidation to the equity method of accounting reported under the CIE segment.  Up until the time of deconsolidating ACTS, the CIE segment also included certain consolidation adjustments related to revenue recognition differences for maintenance services provided by ACTS (completed contract basis of accounting for engine and component maintenance services versus the expense recognition basis in Air Canada and Jazz, which is as the work is completed).  In addition, consolidation adjustments were previously made related to the timing of revenue and expense recognition pertaining to power-by-the-hour contracts.  Subsequent to the change in the accounting for ACE’s investment in ACTS, these consolidation adjustments are no longer required.

CIE recorded an operating loss of $31 million in the first nine months of 2008 compared to an operating loss of $73 million in the first nine months of 2007.  Negative EBITDAR of $37 million was recorded in the first nine months of 2008 compared to negative EBIDTAR of $97 million in the first nine months of 2007.

CIE results for the first nine months reflected an equity and other investment loss of $2 million compared to equity investment income of $54 million in the same period in 2007.  The equity investment loss in the first nine months of 2008 represented ACE’s proportionate share of losses recorded by ACTS Aero largely offset by equity and other investment income from Aeroplan and Jazz up to June 2008.  On June 2, 2008, ACE completed the sale of its remaining units of Aeroplan Income Fund and Jazz Air Income Fund and retains no ownership interest in Aeroplan and Jazz after that date.  The equity investment income recorded in Quarter 3 2007 represented equity accounting for ACE’s investments in Aeroplan (from March 14, 2007 to September 30, 2007) and Jazz (from May 24, 2007 to September 30, 2007).

The following gains on disposals were recorded in CIE during the first nine months of 2008:

•	A gain on sale of $89 million ($71 million after tax) from the sale by ACE of 13,000,000 units of Jazz Air Income Fund in Quarter 1 2008.
•	A gain on sale of $413 million ($340 million after tax) from the sale by ACE of 20,400,000 units of Aeroplan Income Fund in Quarter 2 2008.
•	A gain of $417 million ($344 million after tax) from the sale by ACE of 19,892,088 units of Aeroplan Income Fund in Quarter 2 2008.
•	A gain of $78 million ($62 million after tax) from the sale by ACE of 11,726,920 units of Jazz Air Income Fund in Quarter 2 2008.

The first nine months of 2007 included pre-tax gains amounting to $8 million ($6 million after tax) relating to ACE’s sale of its remaining 0.5 million shares in US Airways.

17

Quarter 3 2008 Management’s Discussion and Analysis

8.	Financial and Capital Management

The following table summarizes ACE’s consolidated statement of financial position as at September 30, 2008 and as at December 31, 2007.

Condensed Consolidated Statement of Financial Position
(Canadian dollars in millions)	September 30, 2008	December 31, 2007

Assets
Cash, cash equivalents and short-term investments	$ 1,938	$ 3,139
Other current assets	1,308	1,465
Current assets	3,246	4,604
Property and equipment	7,463	7,925
Intangible assets	669	647
Deposits and other assets	548	578
	$ 11,926	$ 13,754
Liabilities
Current liabilities	$ 3,251	$ 3,235
Long-term debt and capital lease obligations	4,245	4,006
Pension and other benefits liabilities	1,460	1,824
Other long-term liabilities	617	715
	9,573	9,780

Non-controlling interest	695	757

Shareholders' equity	1,658	3,217
	$ 11,926	$ 13,754

8.1.	Analysis of Financial Position

At September 30, 2008, ACE consolidated cash, cash equivalents and short-term investments amounted to $1,938 million, a decrease of $1,201 million from December 31, 2007.  ACE’s unconsolidated cash, cash equivalents and short-term investments amounted to $824 million, a decrease of $1,076 million from December 31, 2007.  The change in ACE’s unconsolidated cash balances was mainly the result of substantial issuer bids in 2008 aggregating $1,998 million, partially offset by proceeds of $874 million from the sale of ACE’s remaining investments in Aeroplan Income Fund and Jazz Air Income Fund.  Air Canada’s cash, cash equivalents and short-term investments amounted to $1,114 million at September 30, 2008, a decrease of $125 million from December 31, 2007.  The decrease in Air Canada’s cash position was largely due to the repayment of long-term debt and capital expenditures, net of the related aircraft financing, and additions to capital assets, partly offset by the favourable impact of the sale and leaseback of five Boeing 777 aircraft in the first nine months of 2008.  The decline of $364 million in pension and other benefits liabilities from December 31, 2007 was mainly due to pension funding of $333 million exceeding pension expense and the reclassification of $132 million from pension and other benefits liabilities to current liabilities.

ACE’s shareholders’ equity amounted to $1,658 million at September 30, 2008, a reduction of $1,559 million from December 31, 2007.  The change in shareholders’ equity was mainly due to the substantial issuer bids partly offset by net income recorded in the first nine months of 2008.

18

Quarter 3 2008 Management’s Discussion and Analysis

8.2.	Air Canada Liquidity

A principal source of liquidity for Air Canada is cash generated from operations.  In response to volatility in fuel prices and a growing slowdown in global travel and their effects on cash from operations, Air Canada reduced capacity levels.  In Quarter 3 2008, Air Canada reduced its overall capacity by 3.5% when compared to Quarter 3 2007.  Air Canada plans to reduce total system capacity between 7% and 8% in Quarter 4 2008 and Quarter 1 2009 compared to the same period a year earlier. At September 30, 2008, Air Canada had cash, cash equivalents and short-term investments of $1,114 million.

Though Air Canada has a secured revolving credit facility of $400 million, as further described in Note 11 to the 2007 annual consolidated financial statements of ACE, it is no longer available to Air Canada until and unless Air Canada and the lenders conclude amendments satisfactory to each of them relating to a financial covenant and other business terms. During Quarter 3 2008, Air Canada and the lenders entered into an amending agreement pursuant to which the parties undertake to negotiate such further amendments to the facility and Air Canada agrees not to request any funding under the facility until such further amendments are agreed.

The rapid drop in fuel prices subsequent to Quarter 3 2008 has resulted in a negative mark-to-market value for Air Canada’s portfolio of fuel hedges.  This has required Air Canada to post significant cash collateral with hedging counterparties which, as at October 31, 2008, amounted to $275 million (nil at September 30, 2008).  This collateral requirement has put additional pressure on liquidity in the short-term even though the lower fuel prices will provide material cash savings over time.  Refer to section 10 of this MD&A for a discussion on fuel price risk.

On October 28, 2008, Air Canada arranged for and received financing amounting to $92 million (US$75 million).  This financing has a term to December 15, 2009 and is repayable prior to then provided the Corporation has received certain additional alternate financing.  The financing bears interest at one month LIBOR plus 5.98% (currently 9.10%) and is secured by a security interest and a movable hypothec in the principal amount of $200 million.  The financing can be repaid at any time prior to maturity, in whole or in part, without penalty.

At October 31, 2008, Air Canada had cash, cash equivalents and short-term investments of approximately $1,025 million.

On October 30, 2008, Air Canada and the lenders of the $400 million secured revolving credit facility entered into a further amendment agreement pursuant to which the commitment was reduced to $200 million and Air Canada agreed to suspend the obligation of the lenders to consider any amendments in exchange for additional flexibility under the facility to permit Air Canada to seek alternative financing arrangements.   Discussions with the lenders are not currently taking place and there can be no assurance that amendments satisfactory to the parties will be concluded, that amounts under the facility will ever be available to Air Canada, that Air Canada will not decide to terminate the facility, or that a replacement facility or alternative financing arrangements will be concluded.

19

Quarter 3 2008 Management’s Discussion and Analysis

8.3.	Consolidated Cash flows

As previously discussed, ACE’s results reflect the consolidation of Aeroplan’s operations only up to March 14, 2007, the consolidation of Jazz’s operations only up to May 24, 2007 and the consolidation of ACTS’ operations only up to October 16, 2007.  Consequently, ACE’s consolidated statement of cash flows for Quarter 3 2008 and the first nine months of 2008 is not comparable to its consolidated statement of cash flows for Quarter 3 2007 and the first nine months of 2007.

The following table summarizes ACE’s consolidated statement of cash flows for the indicated periods.

	Quarter 3			First Nine Months
(Canadian dollars in millions)	2008	2007	$ Change	2008	2007	$ Change

Cash from (used for) operating activities	$ (265)	$ 123	$ (388)	$ 181	$ 570	$ (389)

Cash from (used for) financing activities	(67)	312	(379)	(2,364)	746	(3,110)

Cash from (used for) investing activities	172	(498)	670	1,204	(2,192)	3,396

Net change in cash and cash equivalents during the period	(160)	(63)	(97)	(979)	(876)	(103)

Cash and cash equivalents - Beginning of period	1,481	1,041	440	2,300	1,854	446
Cash and cash equivalents - End of period	$ 1,321	$ 978	$ 343	$ 1,321	$ 978	$ 343

ACE unconsolidated
The following summarizes significant transactions or factors which impacted ACE’s unconsolidated cash, cash equivalents and short-term investments in Quarter 2 2008:

•	On April 21, 2008, ACE completed the sale of 20,400,000 units of Aeroplan Income Fund at a price of $17.50 per unit for total net proceeds to ACE of $343 million.

•	On June 2, 2008, ACE completed the sale in the market of a total of 11,726,920 units of Jazz Air Income Fund for total net proceeds to ACE of $85 million.

•	On June 2, 2008, ACE completed the sale in the market of a total of 19,892,088 units of Aeroplan Income Fund for total net proceeds to ACE of $349 million.

•
On June 18, 2008, ACE accepted for purchase and cancellation a total of 12,537,084 Class A variable voting shares and 10,190,187 Class B voting shares at $22.00 per share for an aggregate purchase price of $500 million, in accordance with the terms of a substantial issuer bid.

•	In June 2008, an entity related to Grupo TACA exercised its put option and sold its 5% equity interest in ACTS Aero to ACE for $19 million.

20

Quarter 3 2008 Management’s Discussion and Analysis

The following summarizes significant transactions or factors which impacted ACE’s unconsolidated cash, cash equivalents and short-term investments in Quarter 1 2008:

•
On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of $1,498 million, in accordance with the terms of a substantial issuer bid.

•	On January 14, 2008, cash proceeds of $40 million representing the full balance of funds held in escrow on closing of the monetization of ACTS on October 16, 2007 were received by ACE.
•	On January 24, 2008, ACE completed the sale of 13,000,000 units of Jazz Air Income Fund at a price of $7.45 per unit for net proceeds of approximately $97 million.
In Quarter 2 2007, cash flows used for investing activities included the Jazz cash of $138 million which was removed from ACE’s consolidated statement of financial position as a result of the deconsolidation of Jazz effective May 24, 2007.

In Quarter 1 2007, cash flows used for investing activities included cash payments of $53 million in connection with the acquisition of Aeroman and the Aeroplan cash of $231 million which was removed from ACE’s consolidated statement of financial position as a result of the deconsolidation of Aeroplan effective March 14, 2008.

Air Canada Segment
The following summarizes significant transactions or factors which impacted Air Canada’s consolidated cash, cash equivalents and short-term investments in Quarter 3 2008 and in the first nine months of 2008:

•
Cash flows used for operating activities amounted to $268 million in Quarter 3 2008 compared to cash flows from operating activities of $70 million in Quarter 3 2007.  In the first nine months of 2008, cash flows from operating activities amounted to $176 million compared to cash flows from operating activities of $420 million in the first nine months of 2007, a decrease of $244 million.  The decrease in operating cash flows versus the same periods in 2007 was primarily driven by a deterioration in Air Canada’s operating results and the impact of higher past service cost contributions under Air Canada’s pension plans.

•
Cash used for financing activities amounted to $59 million in Quarter 3 2008 compared to cash flows from financing activities of $311 million in Quarter 3 2007.  There were no aircraft-related borrowings in Quarter 3 2008 compared to aircraft-related borrowings of $449 million in Quarter 3 2007.  In the first nine months of 2008, cash flows used for operating activities amounted to $387 million compared to cash flows from financing activities of $752 million in the first nine months of 2007.  In the first nine months of 2008, Air Canada had a reduction of long-term debt and capital lease obligations of $708 million which more than offset its aircraft-related borrowings of $313 million.  In the first nine months of 2007, Air Canada had aircraft-related borrowings of $1,093 million which more than offset repayments on its long-term debt and capital lease obligations of $305 million.

•
Cash flows used for investing activities in Quarter 3 2008 amounted to $105 million.   Additions to capital assets at Air Canada amounted to $105 million in Quarter 3 2008.  In the first nine months of 2008, proceeds from the sale and leaseback of five Boeing 777 aircraft totaled $708 million while additions to capital assets, including the expenditures relating to the five Boeing 777 aircraft which were sold and leased back, amounted to $733 million.  Other additions to capital assets at Air Canada included two additional Boeing 777 aircraft, three Embraer ERJ-190 aircraft, expenditures related to the aircraft interior refurbishment program and inventory and spare engines.

21

Quarter 3 2008 Management’s Discussion and Analysis

8.4.	Contractual Obligations

The table below provides the Corporation’s current contractual obligations for the remainder of 2008, for the next four years and after 2012. All obligations are related to Air Canada, with the exception of the convertible senior notes which are an ACE unconsolidated obligation.

(Canadian dollars in millions)	Remainder of 2008	2009	2010	2011	2012	Thereafter	Total
Convertible senior notes (1)	$ 7	$ 14	$ 330	$ -	$ -	$ -	$ 351
Long-term debt obligations (1)	84	310	288	294	298	2,091	3,365
Debt consolidated under AcG-15 (1)	76	107	156	349	93	192	973
Capital lease obligations (1)	93	167	163	157	200	625	1,405
Operating lease obligations (2)	78	317	307	240	221	774	1,937
Committed capital expenditures (3)	51	149	86	87	471	3,897	4,741
Total contractual obligations (4)	$ 389	$ 1,064	$ 1,330	$ 1,127	$ 1,283	$ 7,579	$ 12,772
Pension funding obligations (5)	$ 122	$ 462	$ 469	$ 476	$ 483	N/A	N/A

(1)	Includes both the principal and the interest component of the payment obligations and is based on interest rates and the applicable foreign exchange rates effective as at September 30, 2008.
(2)	Mainly related to US dollar aircraft operating leases.
(3)	Mainly related to US dollar aircraft-related expenditures. Also includes purchases relating to system development costs, facilities and leasehold improvements.
(4)
Excludes commitments for goods and services required in the ordinary course of business. Also excluded are future income taxes and other long-term liabilities mainly due to reasons of uncertainty of timing of cash flows and items which are non-cash in nature.

(5)	Refer to section 8.5 of this MD&A for additional information on Air Canada’s pension plan funding obligations.

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Quarter 3 2008 Management’s Discussion and Analysis

8.5.	Air Canada Pension Funding Obligations

Air Canada’s pension cash funding obligations are updated from those disclosed in ACE’s annual 2007 MD&A dated February 7, 2008.

As at January 1, 2008, the solvency deficit in the registered domestic plans was $1,175 million compared to $542 million at January 1, 2007.  The increase in the solvency deficit of the plans represents a deterioration in the financial position of the plans with the solvency ratio for all plans, on a combined basis, decreasing from 95% to 90%.  This decrease resulted mainly from a below target return on fund assets of (0.5%) on the Master Trust, net of expenses.

Changes in the economic conditions, mainly the return on fund assets and the change in interest rates, will impact projected required contributions. The required contributions and solvency deficit disclosed below assume no future gains and losses on plan assets and liabilities over the projection period and do not reflect the economic experience of 2008 to date.

The pension funding requirements disclosed below are in respect of the Corporation’s pension arrangements.  For domestic registered pension plans, the funding requirements are based on the minimum past service contributions disclosed in the January 1, 2008 actuarial valuations plus a projection of the current service contributions.

Based on the January 1, 2008 actuarial valuation, Air Canada’s projected pension cash funding obligations for the remainder of 2008, and for the full year 2008 are, and for the next four years would be, as follows:

(Canadian dollars in millions)	Remainder of 2008	2008	2009	2010	2011	2012
Past service domestic registered plans	$ 60	$ 194	$ 223	$ 223	$ 223	$ 223
Current service domestic registered plans	45	170	174	178	184	189
Other pension arrangements (1)	17	92	65	68	69	71
Projected pension funding obligations	$ 122	$ 456	$ 462	$ 469	$ 476	$ 483

(1)	Includes retirement compensation arrangements, supplemental plans and international plans.

If recent market conditions persist, Air Canada expects its January 1, 2009 valuation to result in significant increases in funding obligations starting in the second half of 2009.

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Quarter 3 2008 Management’s Discussion and Analysis

8.6.	Air Canada Capital Expenditures and Related Financing Arrangements

Boeing
As at September 30, 2008, 14 of the 16 Boeing 777 firm aircraft under the purchase agreement with Boeing had been delivered, with the remaining two firm deliveries expected in 2009.  These two firm aircraft were originally scheduled for delivery during Quarter 3 2008.  Air Canada’s capital expenditure projections have been amended to reflect this expected delay.  The seven aircraft delivered in 2007 were financed under a loan guarantee facility with the Export-Import Bank of the United States (“EXIM”).  In January 2008, the Corporation received a commitment for loan guarantee support from EXIM for all nine 2008 Boeing 777 firm aircraft deliveries.  The loan guarantee, subject to certain conditions, covers a 12-year loan term for 85% of the capital expenditure at an interest rate based on a floating rate. As at November 6, 2008, seven of the nine 2008 Boeing 777 aircraft had been delivered, two of these aircraft were financed using the EXIM facility and the other five aircraft were, concurrently with their purchase, sold by and leased back to Air Canada.  The five leases are accounted for as operating leases with 12-year terms.   All leases are at market rates at their inception date.  These sale and leaseback transactions replace an equivalent number of aircraft loan guarantee commitments provided by EXIM.  The table below assumes that Air Canada’s remaining two Boeing 777 firm aircraft expected for delivery in 2009 will be financed under the loan guarantee facility with EXIM.  The Corporation continues to review alternative financing options including sale and leaseback transactions for the remaining two Boeing 777 aircraft.

In Quarter 1 2008, Boeing notified Air Canada that its first Boeing 787 aircraft originally scheduled for delivery in February 2010 was rescheduled for delivery in January 2012, with additional deliveries, originally scheduled for completion between 2010 and 2014, being delayed by approximately two to two and a half years.  Air Canada will be seeking compensation from Boeing.  Air Canada is evaluating alternatives to mitigate any potential impact of this delay.

Projected Planned and Committed Capital Expenditures
The table below provides Air Canada’s current projected planned and committed capital expenditures for the full year 2008, for the next four years and after 2012.

(Canadian dollars in millions)	2008	2009	2010	2011	2012	Thereafter

Projected committed expenditures	$ 596	$ 149	$ 86	$ 87	$ 471	$ 3,897
Projected planned but uncommitted expenditures	38	127	151	116	85
Total projected expenditures (1) (2) (3)	634	276	237	203	556
Projected financing on committed expenditures	(313)	(231)	-	-	(416)
Total projected expenditures, net of financing	$ 321	$ 45	$ 237	$ 203	$ 140

(1)
US dollar amounts are converted using the September 30, 2008 noon day exchange rate of 1US$ = Cdn$1.0599.  Final aircraft delivery prices include estimated escalation and interest on deferred delivery payments, which is calculated based on the 90-day USD LIBOR rate at September 30, 2008.

(2)	The dollar amounts reflected above do not include obligations pertaining to day-to-day operations.
(3)	Total projected expenditures in 2008 exclude $187 million related to the five sale and leaseback transactions executed during the first nine months of 2008.

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Quarter 3 2008 Management’s Discussion and Analysis

8.7.	Air Canada Fleet

Air Canada has taken delivery of 15 Boeing 777 aircraft to date, including one Boeing 777-300 aircraft under lease with the International Lease Finance Corporation (“ILFC”). At the same time as the new aircraft are being added to its fleet, Air Canada is removing older and less efficient aircraft.   In Quarter 1 2008, Air Canada took the decision to retire its fleet of Boeing 767-200 aircraft, consisting of 10 aircraft, by the end of 2008.  These older aircraft are high unit cost aircraft from both a fuel consumption and maintenance perspective.

In response to record high fuel prices, on June 17, 2008, Air Canada announced a reduction in capacity which will impact fleet and staffing levels effective with the implementation of its fall and winter schedule.  Air Canada is continually evaluating its fleet requirements and planned aircraft events may be subject to further review and change.

Pursuant to the Jazz CPA, Jazz operates an operating fleet of 133 aircraft.

Aircraft Interior Refurbishment Program
Air Canada commenced a refurbishment program of the interiors of its existing aircraft (Boeing 767-300, Airbus A330-300, A321, A320 and A319 aircraft) in 2006 in order to offer its customers a world class product.  As at November 6, 2008, Air Canada had completed the refurbishment of all Airbus A321, A320 and A319 aircraft and 26 of its Boeing 767-300 aircraft, for a total of 112 aircraft to date. Air Canada expects the nine operating aircraft in its fleet yet to be refurbished to have their refurbishment completed by mid-2009.   The Embraer and Boeing 777 aircraft are delivered with the new seats and entertainment systems already installed.

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Quarter 3 2008 Management’s Discussion and Analysis

8.8.	Capital Management

Each of the ACE and Air Canada Boards of Directors approves the ACE or Air Canada objectives and policies for managing capital as the case may be.  Capital management is discussed separately for each entity below.

ACE
ACE views capital as the sum of parent company capital consisting of convertible senior notes, convertible preferred shares, non-controlling interest and shareholders’ equity.  This definition of capital used by management may not be comparable to measures presented by other public companies.  Capital managed by ACE, summarized from the consolidated statement of financial position, follows:

(Canadian dollars in millions)	September 30, 2008	December 31, 2007
Convertible senior notes	$ 283	$ 273
Convertible preferred shares	200	182
Non-controlling interest	695	757
Shareholders' equity	1,658	3,217
Capital	$ 2,836	$ 4,429

Since December 31, 2007, ACE’s capital declined $1,593 million to $2,836 million mainly as a result of the purchase and cancellation of common shares by way of substantial issuer bids partially offset by net income recorded in the first nine months of 2008.

Air Canada
Air Canada views capital as the sum of long-term debt, non-controlling interest, capitalized operating leases and shareholders’ equity.  Air Canada currently has pre-delivery financing arranged, which is related to future deliveries, and, as the aircraft have not yet been delivered, this debt is excluded from the capital base.  Air Canada includes capitalized operating leases which is a measure commonly used in the industry to ascribe a value to obligations under operating leases.  The value is based on annualized aircraft rent expense multiplied by 7.5, which is a factor commonly used in the airline industry.  The measure used may not necessarily reflect the fair value or net present value related to the future minimum lease payments as the measure is not based on the remaining contractual payments and the factor may not recognize discount rates implicit in the actual leases or current rates for similar obligations with similar terms and risks.  This definition of capital is used by management and may not be comparable to similar measures presented by other public companies.

Air Canada also monitors its ratio of adjusted net debt to net debt plus equity, with equity defined as shareholders’ equity.  Adjusted net debt is calculated as the sum of long-term debt, non-controlling interest and capitalized operating leases less cash, cash equivalents and short-term investments.

At September 30, 2008, adjusted net debt and non-controlling interest, including capitalized operating leases, and excluding the pre-delivery payment (“PDP”) financing, increased $308 million from December 31, 2007.  Net debt was significantly impacted by the weakening of the Canadian dollar versus the US dollar.  The adjusted net debt to net debt plus equity ratio for Air Canada increased to 72.0% at September 30, 2008 from 67.0% at December 31, 2007.  The 5.0 percentage point deterioration from December 31, 2007 was mainly due to a decrease in shareholders’ equity recorded in the first nine months of 2008.

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Quarter 3 2008 Management’s Discussion and Analysis

8.9.	Share Information

At October 31, 2008, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible senior notes and stock options were as follows:

Number of shares (000)	October 31, 2008	December 31, 2007

Issued and outstanding common shares
Class A variable voting shares	24,967	82,229
Class B voting shares	9,940	23,709
Total issued and outstanding common shares	34,907	105,938

Common shares potentially issuable
Convertible preferred shares	11,765	11,291
Convertible senior notes	13,133	12,210
Stock options	70	1,682
Total common shares potentially issuable	24,968	25,183

Total outstanding and potentially issuable common shares	59,875	131,121

Substantial Issuer Bid – January 2008
On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of $1,498 million under the terms of a substantial issuer bid.  No convertible preferred shares of ACE were deposited on an “as converted basis” under the offer.

In connection with the share purchase and cancellation by ACE, the conversion rate of ACE's 4.25% Convertible Senior Notes due 2035 was adjusted from 37.6879 to 39.0341 Class A variable voting shares or Class B voting shares per $1,000 principal amount of convertible senior notes.  The adjustment was effective January 11, 2008 and was determined in accordance with the terms of the indenture governing the convertible senior notes.

Substantial Issuer Bid – June 2008
On June 18, 2008, ACE accepted for purchase and cancellation a total of 12,537,084 Class A variable voting shares and 10,190,187 Class B voting shares at $22.00 per share for an aggregate purchase price of $500 million, in accordance with the terms of a substantial issuer bid. No convertible preferred shares of ACE were deposited on an “as converted basis” under the offer.

In connection with the share purchase and cancellation by ACE, the conversion rate of ACE's 4.25% Convertible Senior Notes due 2035 was adjusted from 39.0341 to 40.6917 Class A variable voting shares or Class B voting shares per $1,000 principal amount of convertible senior notes.  The adjustment was effective June 19, 2008 and was determined in accordance with the terms of the indenture governing the convertible senior notes.

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Quarter 3 2008 Management’s Discussion and Analysis

9.	Related Party Transactions

At September 30, 2008, ACE held a 75% ownership interest in Air Canada.  Air Canada has various related party transactions with ACTS Aero, an ACE-related entity.

The related party balances resulting from the application of the related party agreements were as follows:

(Canadian dollars in millions)	September 30, 2008	December 31, 2007
Accounts receivable
ACTS Aero (Air Canada)	$ 88	$ 75
Prepaid Maintenance
ACTS Aero (Air Canada)	$ 7	$ 24
Accounts payable and accrued liabilities
ACTS Aero (Air Canada)	$ 45	$ 88

The related party revenues and expenses with ACTS Aero are summarized as follows:

(Canadian dollars in millions)	Quarter 3 2008	First Nine Months 2008
Revenues
Property rental revenues (ACTS Aero)	$ 4	$ 22
Revenues from information technology services (ACTS Aero)	4	11
Revenues from corporate services and other (ACTS Aero)	3	20
	$ 11	$ 53
Expenses
Maintenance expense for services (ACTS Aero)	$ 93	$ 368
Recovery of wages, salary and benefit expense for employees assigned to ACTS Aero	(57)	(192)
	$ 36	$ 176

Air Canada and Aveos, which is a related-party to ACE, entered into an agreement dated October 28, 2008 pursuant to which Air Canada has agreed to temporarily extend payment terms to Aveos under certain related-party agreements. In exchange for the extended payment terms, certain letters of credit related to the Pension and Benefits Agreement, as described in Note 22 of the 2007 annual consolidated financial statements of the Corporation, were cancelled. The cancellation of the letters of credit will provide cash to Air Canada of approximately $40 million and is offset by the impact of extended payment terms to Aveos of $22 million, for a net cash flow benefit of approximately $18 million to Air Canada.   The extended payment terms to Aveos are reduced over the course of one year, with the first reduction starting approximately six months from the date of the agreement, and with a corresponding return of the letters of credit to Aveos, such that, by October 2009, the letters of credit would be re-instated to the levels then required under the Pension and Benefits Agreement between the two parties.

In Quarter 3 2008, ACTS LP settled certain contracts with Air Canada for $8 million relating to the monetization which was completed on October 16, 2007.  These contracts were accounted for as equity transactions, with a resulting dilution loss of $2 million recorded in non-controlling interest.

In 2007, ACE sold its 49% interest in Air Canada Vacations to Air Canada for proceeds of $10 million causing Air Canada Vacations to be 100% owned by Air Canada.  As a result of this sale, ACE recorded a dilution gain of $3 million related to the non-controlling interest in Air Canada in other non-operating income (expense).

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Quarter 3 2008 Management’s Discussion and Analysis

10.	Financial Instruments and Risk Management

As described in section 5 of this MD&A, the Corporation adopted CICA sections 3862 and 3863 effective January 1, 2008.  These new standards enhance disclosures with respect to financial instruments.

Risk Management
The Corporation is exposed to the following risks as a result of holding financial instruments: credit risk, fuel price risk, interest rate risk, foreign exchange risk, liquidity risk and market risk.  The following is a description of these risks and how they are managed.

Credit Risk
In order to manage its exposure to credit risk, the Corporation reviews counterparty credit ratings on a regular basis.  In Quarter 3 2008, a counterparty defaulted under a number of derivative agreements with the Corporation.  As a result, the Corporation recorded a loss of $6 million and $2 million related to foreign exchange and fuel derivatives, respectively.  The loss was recorded in non-operating income (expense).

Fuel Price Risk
To manage its exposure to jet fuel prices and help mitigate volatility in operating cash flows, Air Canada enters into derivative contracts with financial intermediaries.

As at September 30, 2008, Air Canada had hedged 54% of its fuel requirement for Quarter 4 2008, 24% of its projected fuel requirement for 2009 and 9% of its projected fuel requirement for 2010.  Quarter 4 2008 was hedged at prices that fluctuate between an average of US$109 to US$114 per barrel for jet-fuel based contracts, an average of US$99 to US$103 per barrel for heating oil-based contracts and an average of US$110 to US$119 per barrel for West Texas Intermediate (“WTI”) crude-oil based contracts.  On an equivalent WTI basis, Quarter 4 2008 was hedged at prices that fluctuate between an average of US$94 to US$99 per barrel.

Since September 30, 2008, Air Canada has entered into new hedging positions, using costless collar option structures. As at November 6, 2008, Air Canada had hedged 56% of its projected fuel requirement for Quarter 4 2008, 31% of its projected fuel requirement for 2009 and 14% of its projected fuel requirement for 2010.  With these new hedging positions, Quarter 4 2008 is hedged at prices that can fluctuate between an average of US$109 to US$114 per barrel for jet-fuel based contracts, an average of US$99 to US$104 per barrel for heating oil-based contracts and an average of US$107 to US$115 per barrel for WTI crude-oil based contracts.  On an equivalent WTI basis, Quarter 4 2008 is hedged at prices that fluctuate between an average of US$90 to US$95 per barrel and 2009 is hedged at prices that fluctuate between an average of US$95 to US$102 per barrel.

At September 30, 2008, the fair value of the outstanding fuel derivatives was $16 million in favour of the counterparties.  The total decrease in the fair value of Air Canada’s fuel derivatives, including derivatives under hedge accounting and not under hedge accounting, amounted to $440 million in Quarter 3 2008 (a gain of $128 million in the first nine months of 2008).  Of the fair value loss, $328 million was recorded in other comprehensive income ("OCI") in Quarter 3 2008 as a reversal of previous gains ($73 million to be applied as a reduction to fuel expense recorded in the first nine months of 2008), and the remaining $112 million was recorded as a loss in non-operating income (expense) in Quarter 3 2008 (a gain of $55 million in the first nine months of 2008).  The accounting treatment in either OCI or non-operating expense, as described further below, does not alter the economic impact of the Air Canada's fuel hedging program.  At October 31, 2008, the fair value of the outstanding fuel derivatives was $380 million in favour of the counterparties.

Fuel derivatives include both derivatives designated and not designated under fuel hedge accounting.  The current portion of the derivative asset of $12 million is included in fuel derivatives, the current liability of $30 million is included in accounts payable and accrued liabilities and the long-term asset of $2 million is included in deposits and other assets on Air Canada’s consolidated statement of financial position.

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Quarter 3 2008 Management’s Discussion and Analysis

The following information summarizes the financial statement impact of derivatives designated under fuel hedge accounting:

•	The fair value of outstanding fuel derivatives under hedge accounting at September 30, 2008 was $6 million in favour of the counterparties.
•	The change in fair value of fuel derivatives under hedge accounting in Quarter 3 2008 was ($386) million ($97 million in the first nine months of 2008):
o
The unrealized effective change in the fair value of derivatives recorded in OCI in Quarter 3 2008 was a loss of $280 million (a gain of $67 million in the first nine months of 2008).  The realized effective change in the fair value of derivatives recorded in OCI in Quarter 3 2008 was a loss of $48 million (a gain of $6 million in the first nine months of 2008).  OCI amounts for Quarter 3 2008 and for the first nine months of 2008 of ($244) million and $29 million, respectively, are presented net of tax expense on Air Canada’s consolidated statement of comprehensive income.

o
The ineffective change in the fair value of derivatives recorded in non-operating income (expense) in Quarter 3 2008 was a loss of $58 million (a gain of $24 million in the first nine months of 2008). The ineffective portion is calculated as the difference between the change in the intrinsic value and the change in the fair market value of the derivatives over the period as well as the difference between the Air Canada proxy derivative value and the counterparty derivative value. The loss in non-operating income (expense) was due to the decrease in the fair market value of the derivatives being larger than the decrease in the intrinsic value.

•	In Quarter 3 2008, fuel derivative contracts matured with fair values in favour of Air Canada for $74 million.
•
In Quarter 3 2008, the benefit to fuel expense was $64 million ($190 million in the first nine months of 2008).   This benefit was recognized through the removal of the amount from AOCI, which is reported as a reclassification of net realized gains of $44 million net of tax for Quarter 3 2008 ($129 million net of tax for the first nine months of 2008).

•
In Quarter 3 2008, the net impact to AOCI was a decrease of $392 million before tax of $104 million ($117 million before tax of $17 million in the first nine months of 2008). As at September 30, 2008, the balance in AOCI was ($44) million. The estimated net amount of existing gains and losses reported in AOCI that is expected to be reclassified to net income (loss) in the following 12 months is $18 million before tax.

The following information summarizes the financial statement impact of derivatives not designated under fuel hedge accounting, but held as economic hedges:
•	In Quarter 3 2008, fuel derivative contracts matured in favour of Air Canada for $2 million ($21 million in favour of Air Canada in the first nine months of 2008).
•	The fair value of outstanding fuel derivatives not under hedge accounting at September 30, 2008 was $10 million in favour of the counterparties.
•
The change in fair value of the derivative contracts in Quarter 3 2008 was a loss of $54 million (a gain of $31 million in the first nine months of 2008) and was recorded in non-operating income (expense).

Refer to section 8.2 for a discussion of cash collateral requirements under fuel hedge positions as at October 31, 2008.

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Quarter 3 2008 Management’s Discussion and Analysis

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Air Canada enters into both fixed and floating rate debt and also leases certain assets where the rental amount fluctuates based on changes in short-term interest rates.  Air Canada manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors, including credit margin, term and basis.  The risk management objective is to minimize the potential for changes in interest rates causing adverse changes in cash flows to the Corporation.  The temporary investment portfolio which earns a floating rate of return is an economic hedge for a portion of the floating rate debt.

The ratio of fixed to floating rate debt outstanding is designed to maintain flexibility in the Air Canada’s capital structure and is based upon a long-term objective of 60% fixed and 40% floating.  The ratio at September 30, 2008 was 56% fixed and 44% floating, including the effects of interest rate swap positions.  The cross-currency interest rate swap positions were terminated on October 1, 2008, with a fair value of $4 million in favour of Air Canada.  The adjusted ratio at October 1, 2008 was 61% fixed and 39% floating.

The following are the current derivatives employed in interest rate risk management activities and the adjustments recorded in the first nine months of 2008:

•
As at September 30, 2008, Air Canada had entered into three cross-currency interest rate swap agreements with terms of March 2019, May 2019, and June 2019 respectively, relating to Boeing 777 aircraft financing, with an aggregate notional value of $300 million (US$283 million). These swaps convert US denominated debt principal and interest payments into Canadian denominated debt at a foreign exchange rate of par (US$1/CAD$1) and convert from a fixed rate of 5.208% to a floating rate. The fair value of these contracts as at September 30, 2008 was $5 million in favour of Air Canada.  These derivative instruments have not been designated as hedges for accounting purposes and are fair valued on a quarterly basis. In Quarter 3 2008, a gain of $19 million was recorded in gain (loss) on financial instruments recorded at fair value related to these derivatives (a gain of $6 million in the first nine months of 2008).  As noted above, these swaps were terminated on October 1, 2008, with a fair value of $4 million in favour of Air Canada.

•
As at September 30, 2008, Air Canada had entered into two interest rate swap agreements with terms of July 2022 and January 2024 relating to two Boeing 767 aircraft financing agreements with an aggregate notional value of $103 million (US$97 million).  These swaps convert the lease payments on the two aircraft leases from fixed to floating rates.  The fair value of these contracts as at September 30, 2008 was $9 million in favour of Air Canada.  These derivative instruments have not been designated as hedges for accounting purposes and are fair valued on a quarterly basis.  In Quarter 3 2008, a gain of $1 million was recorded in gain (loss) on financial instruments recorded at fair value (a gain of $2 million in the first nine months of 2008) (a gain of $3 million in Quarter 3 2007 and a loss of $1 million in the first nine months of 2007).

•
In Quarter 1 2008, the Corporation’s one remaining Embraer 190 aircraft interest rate swap contract matured, with a fair value of $2 million in favour of the counterparty.  No gain or loss was recorded during the period.

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Quarter 3 2008 Management’s Discussion and Analysis

Foreign Exchange Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The majority of the Corporation’s outstanding debt is denominated in US dollars.  The US dollar debt acts as an economic hedge against the related aircraft, which is routinely purchased and sold by Air Canada in US dollars. The Corporation is also exposed to foreign exchange risk on foreign currency denominated trade receivables and foreign currency denominated net cash flows. The Corporation’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows.

The following are the current derivatives employed in foreign risk management activities and the adjustments recorded in the first nine months of 2008.

•
At as September 30, 2008, Air Canada had entered into foreign currency forward contracts and option agreements converting US dollars and Euros into Canadian dollars on $1,482 million (US$1,398 million) and $4 million (EUR 3 million) which mature in 2008, 2009 and 2010. The fair value of these foreign currency contracts as at September 30, 2008 was $56 million in favour of Air Canada (December 31, 2007 - $124 million in favour of third parties on $2,132 million (US$2,158 million) and $26 million (EUR 18 million) which mature in 2008 and 2009). Net cash US outflows for 2008 are 100% covered at an average foreign exchange rate of US$1/CAD 1.0255.   Net cash US outflows for 2009 are 29% covered at an average foreign exchange rate of US$1/CAD 1.0004 and net cash US outflows for 2010 are 2.6% covered at an average foreign exchange rate of US$1/CAD 0.9691.  The entire US portfolio is covered at an average rate of US$1/CAD 1.0125. These derivative instruments have not been designated as hedges for accounting purposes and are fair valued on a quarterly basis.  In Quarter 3 2008, a gain of $70 million was recorded in foreign exchange gain (loss) related to these derivatives (a gain of $153 million in the first nine months of 2008) ( a loss of $117 million in Quarter 3 2007 and a loss of $212 million in the first nine months of 2007).

•
At as October 31, 2008, the Corporation had entered into foreign currency forward contracts and option agreements converting US dollars and Euros into Canadian dollars on $963 million (US$795 million) and $5 million (EUR 3 million) which mature in 2008, 2009 and 2010. The fair value of these foreign currency contracts as at October 31, 2008 was $142 million in favour of the Corporation. Net cash US outflows for 2008 are 94% covered at an average foreign exchange rate of US$1/CAD 1.0355.   Net cash US outflows for 2009 are 24% covered at an average foreign exchange rate of US$1/CAD 1.0000 and net cash US outflows for 2010 are 4% covered at an average foreign exchange rate of US$1/CAD 0.9784.  The entire US portfolio is covered at an average rate of US$1/CAD 1.0164.

•
The cross-currency swap as described above under interest rate risk acts as an economic hedge of the foreign exchange risk on the financing related to two Boeing 777 aircraft with a principal amount of $300 million (US$283 million) as at September 30, 2008.

•	Air Canada had also entered into currency swap agreements for 11 CRJ aircraft. These agreements matured in January 2008 with a nominal fair value. No gain or loss was recorded during the period.

Liquidity risk
Liquidity risk is the risk that the Corporation will encounter difficulty in meeting obligations associated with its financial liabilities.  The long-term debt issued by the Corporation generally has fixed principal and interest repayment requirements over the term of the instrument.

The Corporation monitors and manages liquidity risk by preparing rolling cash flow forecasts, monitoring the condition and value of assets available to be used as security in financing arrangements, and maintaining flexibility in financing arrangements.

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Quarter 3 2008 Management’s Discussion and Analysis

Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk and other price risk, which includes commodity price risk.  Refer to the section “Asset-Backed Commercial Paper” below for information regarding these instruments held by the Corporation.

The Corporation is exposed to market risks through the derivative instruments entered into.  The Corporation uses derivative instruments only for risk management purposes and not for generating trading profit.  As such, any change in cash flows associated with derivative instruments due to their exposure to market risks is designed to be offset by changes in cash flows related to the risk being hedged.

Asset-Backed Commercial Paper (“ABCP”)
Air Canada holds $37 million ($29 million, net of a fair value adjustment) in non-bank sponsored ABCP which has been recorded in deposits and other assets.  The carrying value as at September 30, 2008 was based on a number of assumptions as to the fair value of the investments including factors such as estimated cash flow scenarios and risk adjusted discount rates. The assumptions used in estimating the fair value of the investments are subject to change, which may result in further adjustments to non-operating results in the future.  No adjustment to the carrying value was recorded during the first nine months of 2008.

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Quarter 3 2008 Management’s Discussion and Analysis

11.	Risk Factors

For a detailed description of the risk factors associated with the Corporation, refer to the section entitled “Risk Factors” in ACE’s 2007 MD&A dated February 7, 2008.  Certain risk factors in ACE’s 2007 MD&A are revised to provide for the following updates:

The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges, of a number of airlines and cargo operators, including the Corporation, a number of whom, including the Corporation, have received a statement of objections from the European Commission that sets out the European Commission's preliminary assessment in relation to such matter.  The Corporation has provided its reply to the statement of objections. Competition authorities have sought or requested information from the Corporation as part of their investigations. The Corporation is cooperating with these investigations, which are likely to lead to proceedings against the Corporation and a number of airlines and other cargo operators in certain jurisdictions.  The Corporation is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations.

During Quarter 1 2008, the Corporation recorded a provision of $125 million as a preliminary estimate.  This estimate is based upon the current status of the investigations and proceedings and the Corporation’s assessment as to the potential outcome for certain of them.  This provision does not address the proceedings in all jurisdictions, but only where there is sufficient information to do so.  Management has determined it is not possible at this time to predict with any degree of certainty the outcome of all proceedings.  Additional material provisions may be required.

The risk factor describing the Air Canada Pilots Association (“ACPA”) claim under Current Legal Proceedings is withdrawn following the Ontario Court of Appeal’s decision, on June 27, 2008, to reject ACPA’s appeal of the order dismissing its claim, and the expiry of the time during which an appeal may be made without ACPA having filed any appeal.

The description of the risk factor related to Regulatory Matters is expanded to reference legislation being considered or enacted by governments (and which may apply to the airline industry), in relation to carbon emission trading schemes (such as the European Union’s emissions trading scheme legislation), aimed at reducing carbon emissions.

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Quarter 3 2008 Management’s Discussion and Analysis

12.	Quarterly Financial Information

The quarterly information presented below may not be directly comparable as a result of changes in accounting policies relating to Aeroplan, Jazz and ACTS.  Refer to section 5 of this MD&A for additional information.

($ millions, except per	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
share amounts)	2006	2007(1)	2007(2)	2007	2007(3)	2008	2008	2008
Operating revenues	$ 2,544	$ 2,625	$ 2,659	$ 3,022	$ 2,520	$ 2,726	$ 2,783	$ 3,075
Operating expenses	(2,471)	(2,654)	(2,563)	(2,682)	(2,474)	(2,753)	(2,785)	(2,970)
Operating income (loss) before under-noted item(4)	73	(29)	96	340	46	(27)	(2)	105
Provision for cargo investigations(5)	-	-	-	-	-	(125)	-	-
Operating income (loss)	73	(29)	96	340	46	(152)	(2)	105
Total non-operating income (expense), non-controlling interest, foreign exchange gain (loss) and income tax(6)	(122)	(43)	22	(116)	1,082	(30)	832	(240)
Net income (loss)	$ (49)	$ (72)	$ 118	$ 224	$ 1,128	$ (182)	$ 830	$ (135)
Earnings (loss)(7)
Per share – basic	$ (0.48)	$ (0.70)	$ 1.14	$ 2.17	$ 10.81	$ (2.96)	$ 15.46	$ (3.86)
Per share – diluted	$ (0.48)	$ (0.70)	$ 0.98	$ 1.84	$ 8.88	$ (2.96)	$ 10.76	$ (3.86)

(1)	ACE ceased consolidating Aeroplan’s results effective March 14, 2007.
(2)	ACE ceased consolidating Jazz’s results effective May 24, 2007.
(3)	ACE ceased consolidating ACTS’ results effective October 16, 2007.
(4)	Quarter 1 2007 and Quarter 2 2007 include special charges for labour restructuring of $9 million and $6 million, respectively.
(5)	Air Canada recorded a provision for cargo investigations of $125 million in Quarter 1 2008.
(6)
Quarter 4 2006 includes a dilution gain of $25 million and a tax expense of $4 million related to the Air Canada initial public offering.  Quarter 2 2007 includes a gain of $4 million and a tax provision of $1 million relating to the sale of 0.249 million shares of its holdings in US Airways.  Quarter 3 2007 includes a gain of $4 million and a tax provision of $1 million relating to the sale of 0.251 million shares of its holdings in US Airways. Quarter 4 2007 includes an aggregate gain on disposal of $1,339 million and a tax provision of $214 million mainly comprised of a gain on disposal of $565 million and a tax provision of $82 million related to the monetization of ACTS which was completed on October 16, 2007, a gain on disposal of $539 million and a tax provision of $91 million related to the secondary offering of 22,000,000 trust units of Aeroplan Income Fund and a gain on disposal of $233 million and a tax provision of $41 million related to the secondary offering of 35,500,000 trust units of Jazz Air Income Fund. Quarter 1 2008 includes a gain of $89 million ($71 million, net of tax) on ACE’s sale of 13,000,000 units of Jazz Air Income Fund and an impairment provision of $38 million recorded by Air Canada related to its fleet of Boeing 767-200 aircraft.  Quarter 2 2008 includes a gain of $413 million ($340 million, net of tax) on ACE’s sale of 20,400,000 units of Aeroplan Income fund, a gain of $417 million ($344 million, net of tax) on ACE’s sale of 19,892,088 units of Aeroplan Income Fund and a gain on of $78 million ($62 million, net of tax) on ACE’s sale of 11,726,920 units of Jazz Air Income Fund.

(7)
Includes the impact of a substantial issuer bid completed by ACE on January 10, 2008 whereby ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares and a substantial issuer bid completed by ACE on June 18, 2008 whereby ACE accepted for purchase and cancellation a total of 12,537,084 Class A variable voting shares and 10,190,187 Class B voting shares.

35

Quarter 3 2008 Management’s Discussion and Analysis

13.	Off-Balance Sheet Arrangements

There were no significant changes to ACE’s off-balance sheet arrangements from what was disclosed in ACE’s 2007 MD&A dated February 7, 2008.

14.	Controls and Procedures

Disclosure Controls and Procedures
Disclosure controls and procedures within ACE are designed to provide reasonable assurance that all relevant information is identified to its Disclosure Policy Committee to ensure appropriate and timely decisions are made regarding public disclosure.

ACE’s 2007 Annual Report contains a statement that the Chairman, President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer have concluded that ACE’s disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2007.

Changes in Internal Controls over Financial Reporting
There were no changes to ACE’s internal controls over financial reporting during the three months ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

15.	Non-GAAP Financial Measures

EBITDAR/EBITDA
EBITDAR (earnings before interest, taxes, depreciation, amortization, obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent, depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets.  For businesses without aircraft rent, such as Aeroplan and ACTS, EBITDA (earnings before interest, taxes, depreciation, amortization and obsolescence) is used to view operating results before depreciation, amortization and obsolescence, as these costs can vary significantly among companies due to differences in the way companies finance their assets.  The Corporation presents EBITDAR before and after the provision for cargo investigations as this item could potentially distort the analysis of trends in business performance.  EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies.

ACE’s EBITDAR for Quarter 3 2008 and for the first nine months of 2008 is not directly comparable to its EBITDAR for Quarter 3 2007 and for the first nine months of 2007.  Refer to section 5 of this MD&A for additional information.

EBITDAR and EBITDA and EBITDAR before the provision for cargo investigations are reconciled to operating income (loss) as follows:

36

Quarter 3 2008 Management’s Discussion and Analysis

	Quarter 3			First Nine Months
(Canadian dollars in millions)	2008	2007	$ Change	2008	2007	$ Change

Air Canada
GAAP operating income before the provision for cargo investigations	$ 112	$ 351	$ (239)	$ 107	$ 361	$ (254)
Add back:
Aircraft rent	67	66	1	199	220	(21)
Depreciation and amortization	176	144	32	520	408	112
EBITDAR before the provision for cargo investigations	355	561	(206)	826	989	(163)
Provision for cargo investigations	-	-	-	(125)	-	(125)
EBITDAR	$ 355	$ 561	$ (206)	$ 701	$ 989	$ (288)
Aeroplan
GAAP operating income	$ -	$ -	$ -	$ -	$ 40	$ (40)
Add back:
Depreciation and amortization	-	-	-	-	3	(3)
EBITDA	$ -	$ -	$ -	$ -	$ 43	$ (43)
Jazz
GAAP operating income	$ -	$ -	$ -	$ -	$ 62	$ (62)
Add back:
Aircraft rent	-	-	-	-	57	(57)
Depreciation and amortization	-	-	-	-	9	(9)
EBITDAR	$ -	$ -	$ -	$ -	$ 128	$ (128)
ACTS
GAAP operating income	$ -	$ 5	$ (5)	$ -	$ 17	$ (17)
Add back:
Depreciation and amortization	-	10	(10)	-	30	(30)
EBITDA	$ -	$ 15	$ (15)	$ -	$ 47	$ (47)
ACE Consolidated (1)
GAAP operating income before the provision for cargo investigations	$ 105	$ 340	$ (235)	$ 76	$ 407	$ (331)
Add back:
Aircraft rent	67	66	1	199	261	(62)
Depreciation and amortization	174	147	27	514	442	72
EBITDAR before the provision for cargo investigations	346	553	(207)	789	1,110	(321)
Provision for cargo investigations	-	-	-	(125)	-	(125)
EBITDA/EBITDAR	$ 346	$ 553	$ (207)	$ 664	$ 1,110	$ (446)

(1)	ACE ceased consolidating the results of Aeroplan, Jazz and ACTS effective March 14, 2007, May 24, 2007 and October 16, 2007, respectively.

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Quarter 3 2008 Management’s Discussion and Analysis

16.	Glossary of Terms

Available Seat Miles or ASMs — A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

CASM — Operating expense per ASM;

EBITDA — EBITDA is earnings before interest, taxes, depreciation, amortization and obsolescence and is a non-GAAP financial measure;

EBITDAR — EBITDAR is earnings before interest, taxes, depreciation, amortization, obsolescence and aircraft rent and is a non-GAAP financial measure;

Passenger Load Factor — A measure of passenger capacity utilization derived by expressing Revenue Passenger Miles as a percentage of Available Seat Miles;

Passenger Revenue per Available Seat Mile or RASM — Average passenger revenue per ASM;

Revenue Passenger Miles or RPMs — A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried;

Yield — Average passenger revenue per RPM.

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Document 3

Form 52-109F2 - Certification of Interim Filings

I, Robert A. Milton, President and Chief Executive Officer of ACE Aviation Holdings Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ACE Aviation Holdings Inc., (the "issuer") for the interim period ending September 30, 2008;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 11, 2008

(signed) Robert A. Milton
_______________________
Robert A. Milton
President and Chief Executive Officer

Document 4

Form 52-109F2 - Certification of Interim Filings

I, Brian Dunne, Executive Vice-President and Chief Financial Officer of ACE Aviation Holdings Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ACE Aviation Holdings Inc., (the "issuer") for the interim period ending September 30, 2008;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 11, 2008

(signed) Brian Dunne
_______________________
Brian Dunne
Executive Vice-President and Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)
Date:	November 11, 2008	By:		/s/ BRIAN DUNNE
			Name:	Brian Dunne
			Title:	Executive Vice-President and Chief Financial Officer